As filed with the Securities and Exchange Commission on July 7, 2000
                                                              Registration No.
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              SPECTRASCIENCE, INC.

                 (Name of small business issuer in its charter)

           MINNESOTA                           3845                41-1448837
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification
                                                                     Number)

                         14405 21ST AVENUE N, SUITE 111
                          MINNEAPOLIS, MINNESOTA 55447
                                 (763) 745-4120
          (Address and telephone number of principal executive offices)

                             CHESTER E. SIEVERT, JR.
                              SPECTRASCIENCE, INC.
                         14405 21ST AVENUE N, SUITE 111
                          MINNEAPOLIS, MINNESOTA 55447
                                 (763) 745-4120
            (Name, address and telephone number of agent for service)

                                   COPIES TO:
                              DAVID E. DRYER, ESQ.
                               CHAPPELL WHITE LLP
                                268 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 279-3000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
               Title of each                                   Proposed maximum     Proposed maximum        Amount of
            class of securities             Amount to be        offering price         aggregate          registration
             to be registered                registered          per share(1)       offering price(1)          fee
Common Stock, $.25 par value ..........    139,250 shares           $6.125            $852,906.25            $225.17
========================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the last reported bid and asked prices of the common stock in the over-the-counter market, as reported by the National Quotation Bureau, on, July 6, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                    SUBJECT TO COMPLETION, DATED JULY 7, 2000

PROSPECTUS

                              SPECTRASCIENCE, INC.


                                  Common Stock
                                 139,250 Shares


         This prospectus covers the registration of shares of common stock of SPECTRASCIENCE, Inc. for sale by selling shareholders as follows:

         * 89,250 shares of common stock issuable upon the exercise of outstanding warrants; and
         * 50,000 shares of common stock issuable upon the exercise of stock options, pursuant to an order for judgement filed in the Fourth Judicial District Court, Minneapolis, Minnesota.

         The selling shareholders may sell shares either directly to purchasers or through brokers, dealers or agents. We will receive no proceeds from the sale of shares by the selling shareholders, but could receive up to $551,250 if all the warrants and stock options were exercised.

         Shares of our common stock are traded in the over-the-counter market under the symbol "SPSI." On July 6, 2000, the average of the last reported bid and asked prices of our common stock in the over-the-counter market, as quoted by the National Quotation Bureau, was $6.125 per share.

         Investment in our common stock involves substantial risks, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. SEE "RISK FACTORS" BEGINNING ON PAGE 7. In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The information in this prospectus is not complete and may be changed. Our selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not a solicitation for an offer to buy these securities in any state where the offer or sale of these securities is not permitted.





                   The date of this prospectus is July 7, 2000

                                _________________

                                TABLE OF CONTENTS
                                _________________

                                                                            PAGE
                                                                             NO.
                                                                             ---

PROSPECTUS SUMMARY............................................................4

SUMMARY FINANCIAL DATA........................................................6

RISK FACTORS..................................................................7

USE OF PROCEEDS..............................................................13

CAPITALIZATION...............................................................13

SELLING SECURITY HOLDERS.....................................................14

PLAN OF DISTRIBUTION.........................................................15

LEGAL PROCEEDINGS............................................................15

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES..............................16

EXECUTIVE COMPENSATION.......................................................18

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............21

CERTAIN TRANSACTIONS.........................................................22

DESCRIPTION OF BUSINESS......................................................23

MANAGEMENT'S DISCUSSION AND ANALYSIS.........................................37

PROPERTY.....................................................................40

PRICE RANGE OF COMMON STOCK..................................................40

DIVIDEND POLICY..............................................................41

DESCRIPTION OF SECURITIES....................................................41

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITITES ACT LIABILITIES..............................................43

LEGAL MATTERS................................................................43

EXPERTS......................................................................44

ADDITIONAL INFORMATION.......................................................44

INFORMATION NOT REQUIRED IN PROSPECTUS.......................................46

AUDITED FINANCIAL STATMENTS AND FORM 10-QSB
FOR THE QUARTER ENDED MARCH 31, 2000...........................................F

                               -------------------

                               PROSPECTUS SUMMARY


         THE FOLLOWING IS ONLY A SUMMARY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." OUR ACTUAL RESULTS MAY DIFFER GREATLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS.

         SPECTRASCIENCE, Inc. designs, develops, manufactures and plans to market, innovative Laser Induced Fluorescence spectrophotometric systems. We believe that our principal product, the Virtual Biopsy(TM) System, will enable us to be the first to market an optical biopsy system that aids in the differentiation between healthy and pre-cancerous or cancerous tissues. In addition, we believe the technology is a platform that can also be used to detect other cancers found in the body.

         This prospectus covers the registration of 139,250 shares of common stock issuable upon the exercise of options or warrants to acquire our common stock.

         We conducted multi-center clinical trials using the Virtual Biopsy(TM) System as an aid in the detection of colorectal cancer. Based upon the clinical trial results, we believe the SPECTRASCIENCE Virtual Biopsy(TM) System aids and improves the physician's accuracy in determining whether tissue is normal, as opposed to pre-cancerous or cancerous. The benefits of increased accuracy should:

         * enable the physician to immediately determine the best course of treatment for the patient;

         *  reduce the need for additional procedures;

         *  minimize the number of biopsies taken; and

         * permit the physician to combine a diagnostic and therapeutic procedure in one visit.

         We believe that the Virtual Biopsy(TM) System will facilitate earlier detection of cancer. Early detection increases the patient's chances for long-term survival. Earlier detection should lead to:

         *  earlier, more effective treatment;

         *  improved patient survival rates; and

         *  reduced patient care costs.

         The data from the above-mentioned clinical trials was used to support our pre-market approval application for the Virtual Biopsy(TM) System. On November 19, 1999 an FDA Medical Device Panel recommended our application for approval. The recommendation included a post-approval clinical study. As of the date of this prospectus, management has responded to a request from the FDA received in February 2000 regarding labeling and further data analysis. At present, the FDA must still render a final approval and clearance to market before the Virtual Biopsy(TM) System can be sold in the United States.

         As of the date of this prospectus SPECTRASCIENCE successfully completed a final audit necessary to receive ISO 9001 Certification. A CE Mark application will be filed shortly following ISO Certification. Both ISO 9001 Certification and CE Mark authorization are necessary to make sales in Europe. We expect to have secured the necessary approvals to make sales in the United States and Europe in the year 2000.

         SPECTRASCIENCE wants to become a leader in developing and commercializing advanced, spectrophotometric diagnostic products that differentiate, in real time, between healthy and pre-cancerous or cancerous tissues. We intend to accomplish this with the following strategy:

         * commercialize the Virtual Biopsy(TM)System by becoming the first to market an endoscopic optical biopsy system for colorectal applications;

         * demonstrate to third party payors and managed care companies the usefulness and effectiveness of our system by improving patient outcomes;

         * demonstrate to physicians how easy the Virtual Biopsy(TM) System is to use;

         * collaborate with strategic partners to market and distribute the Virtual Biopsy(TM) System; and

         * use our core technologies and the Virtual Biopsy(TM) System platform for the detection of cancers in other areas of the body.

         Our net loss for the year ended December 31, 1999 was approximately $2.2 million, and our net loss for the quarter ended March 31, 2000 was $524,503. We expect operating losses to continue through at least the end of calendar year 2000 as we bring the Virtual Biopsy(TM) System to market, expand research and development activities, and expand sales and marketing activities.

         SPECTRASCIENCE was incorporated in the State of Minnesota on May 4, 1983 as GV Medical, Inc. In October 1992, GV Medical discontinued its prior business, refocused its development efforts and changed its name to SPECTRASCIENCE, Inc. Our principal executive offices are located at 14405 21st Avenue N, Suite 111, Minneapolis, Minnesota 55447. You can reach us by telephone at (763) 745-4120; by fax at (763) 745-4126; or by email at
spsi@spectrascience.com. We have a web-site at http://www.spectrascience.com. The information contained on our web site is not deemed to be a part of this prospectus.

                             SUMMARY FINANCIAL DATA

         The following summary financial information should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, including the notes, included in this prospectus. Ernst & Young LLP audited the financial statements upon which the data marked as "audited" are based.

                                                   Year Ended      Quarter Ended
                                                  December 31,       March 31,
                                                      1999             2000
                                                                   ------------
                                                   (Audited)       (Unaudited)
                                                  ------------     ------------

STATEMENT OF OPERATIONS DATA:
Revenues .....................................    $         --     $         --
Costs and expenses:
             Research and development ........       1,356,986          334,573
             General and administrative ......         794,221          242,518
                                                  ------------     ------------
Loss from operations .........................      (2,151,207)        (577,091)
Interest and other (expense) income ..........         (28,626)          52,588
                                                  ------------     ------------
Net loss .....................................      (2,179,833)        (524,503)
                                                  ============     ============
Net loss per share (1) .......................    $      (0.41)    $      (0.08)
                                                  ============     ============
Shares used to compute net
             loss per share (1) ..............       5,288,974        6,452,553


                                                  December 31,      March 31,
                                                      1999            2000
                                                   (Audited)       (Unaudited)
                                                  -----------

BALANCE SHEET DATA:
Working capital ..............................    $  3,518,136     $  3,629,507
Total assets .................................       4,928,104        5,041,579
Total liabilities ............................       1,161,882        1,158,722
Accumulated deficit(2) .......................     (48,731,203)     (49,255,707)
Total shareholders' equity ...................    $  3,766,222     $  3,882,857

----------------------
(1) See Note 1 of Notes to the Financial Statements for an explanation of the method used to determine the number of shares to compute net loss per share.
(2) Includes an accumulated deficit of $34,638,007 incurred prior to October 1, 1992. This is the quarter in which G.V. Medical started to develop its current products and changed its name to "SPECTRASCIENCE, Inc."

                                  RISK FACTORS

         ALONG WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS CONTAINS
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SEE "--FORWARD-LOOKING STATEMENTS."

         WE EXPECT TO CONTINUE TO INCUR OPERATING LOSSES. Our net loss for the year ended December 31, 1999 was $2,179,833. The net loss for the quarter ended March 31, 2000 was $524,503. Our accumulated deficit at December 31, 1999 was approximately $48.7 million. Approximately $14.1 million of the deficit has been incurred since October 1992 when our focus changed. We expect our operating losses to continue through calendar year 2000. We must receive regulatory approval for our Virtual Biopsy(TM) System and then successfully commercialize it if we hope to achieve profitable operations in 2001. If we fail to obtain the necessary regulatory approvals or are not successful in commercializing the Virtual Biopsy(TM) System, we will continue to have operating losses until we are able to commercialize a product.

         IF ADEQUATE REIMBURSEMENT IS NOT AVAILABLE, SALES OF THE VIRTUAL BIOPSY(TM) SYSTEM TO MANAGED CARE ORGANIZATIONS AND MEDICAL FACILITIES WILL BE ADVERSELY AFFECTED. Managed care organizations and medical facilities will seek reimbursement from various governmental programs and private insurance carriers for charges associated with providing Virtual Biopsy(TM) System related healthcare services. Procedures using the Virtual Biopsy(TM) System are not now, and may not ever be approved for reimbursement by these government programs and private insurance carriers. Even if the procedures become eligible, the level of reimbursement may not be adequate. If we fail to obtain adequate third-party reimbursement, it will negatively affect our business and ability to sell the Virtual Biopsy(TM) System. See "Business--Third-Party Reimbursement."

         EXTENSIVE GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY COULD RESULT IN INCREASED COST OF OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS. The healthcare industry in general, and the medical device sector in particular, is heavily regulated in the areas of licensing, operations, facilities, environmental protection, and pricing and reimbursement policies. We believe we are currently operating in compliance with applicable regulations. We also believe that the healthcare industry is constantly changing and that we will probably be required to modify our operations from time to time to stay in compliance with the applicable regulations. We cannot predict the cost of compliance with, or what effect new or additional legislation or regulation would have on our products or business operations. Subsequent adoption of laws or interpretations of existing laws could restrict or otherwise adversely affect our business. See "Business--Government Regulation" and "Third-Party Reimbursement."

         FAILURE TO COMPLY WITH EXTENSIVE FEDERAL, STATE AND LOCAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS. Many federal and state government agencies extensively regulate the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. The broad language used in the laws that regulate our business often makes it difficult for us to remain in strict compliance. Our failure or inability to comply with applicable laws and governmental regulations may materially and adversely affect our business. See "Business--Government Regulation."

         WE MAY NOT RECEIVE GOVERNMENTAL APPROVALS FOR OUR PROPOSED PRODUCTS ON A TIMELY BASIS, OR AT ALL, WHICH WOULD PREVENT US FROM SUCCESSFULLY MARKETING OUR PRODUCTS. The design, manufacture, labeling, distribution and marketing of our products is subject to extensive government regulation in the United States and internationally. The process of obtaining required regulatory approvals is lengthy, expensive and uncertain.

         In the United States, medical devices are assigned to one of three classes depending on the controls the FDA deems necessary to ensure the safety and effectiveness of the device. The Virtual Biopsy(TM) System is a Class III device. In addition to adhering to general controls to which all medical devices are subject, and special controls such as performance standards, post-market surveillance and patient registries, a Class III device must receive pre-marketing approval to ensure its safety and effectiveness. Our pre-market approval application for the Virtual Biopsy(TM) System received a positive FDA Medical Device Panel Review in November 1999. In February 2000, the FDA requested that we address queries raised by their advisory panel and the Office of Device Evaluation's reviewing staff regarding our application; in particular the appropriate labeling of the Virtual Biopsy(TM) System. Although we have submitted our response to these queries, a final approval is still necessary before we can commercialize the Virtual Biopsy(TM) System in the United States. We expect our application to receive FDA final approval in 2000 with a possible requirement by the FDA that we conduct a post-approval clinical study. It is however, still very possible that the FDA could request additional clinical data or otherwise disapprove our application, requiring us to start over. This would delay us in commercializing our product. The delay and additional expense would adversely affect our business and could materially affect our financial condition. See "Business--Clinical Trials" and "--Government Regulation."

         REGULATORY REQUIREMENTS COULD DELAY THE INTRODUCTION OF OUR PRODUCT INTO FOREIGN MARKETS OR LIMIT OUR MARKETING SCOPE, BOTH OF WHICH WOULD ADVERSELY AFFECT SALES. Sales of medical devices are subject to regulatory requirements that vary from country to country. We may not be able to obtain necessary foreign regulatory approvals. It may also be very costly to obtain or maintain foreign regulatory approvals. Because of the nature of our product, we must obtain ISO 9001 certification and receive CE mark authorization prior to selling products in the European Union. SPECTRASCIENCE is currently in the process of trying to achieve ISO 9001 certification and CE mark authorization. We may not be able to achieve either on a timely basis or at all. If we do not get ISO 9001 certified, do not receive the CE mark, or do not obtain necessary foreign regulatory approvals it may negatively affect our ability to market our product in foreign markets and could adversely affect our business. See "Business--Government Regulation."

         THE VIRTUAL BIOPSY(TM) SYSTEM IS OUR ONLY FULLY DEVELOPED PRODUCT AND OUR FUTURE IS HIGHLY DEPENDENT ON OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE IT. Even though we are developing new products in addition to the Virtual Biopsy(TM) System, it is possible our efforts may not be successful or that we may not be able to commercialize products we succeed in developing. In order to achieve profitable operations in 2001, we must receive final FDA clearance to market and successfully commercialize the Virtual Biopsy(TM) System in the near term. If we do not receive final clearance or are unable to successfully commercialize our only fully developed product, we may not be able to raise additional funds in the future and it may have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--The SPECTRASCIENCE Solution," "--Sales and Marketing," "--Manufacturing" and "--Clinical Trials."

         IF PHYSICIANS DO NOT ACCEPT THE USE OF OUR PRODUCT OUR ABILITY TO COMMERCIALIZE IT WILL BE ADVERSELY AFFECTED. We believe that physician acceptance of procedures performed using the Virtual Biopsy(TM) System will be essential for its market acceptance. There can be no assurance that physicians, medical providers or the medical community in general will accept and utilize our product even though it may be safe and effective. Failure of any of our products to achieve market acceptance could have a material adverse effect on our business and financial condition. See "Business--The SPECTRASCIENCE Solution," "--Sales and Marketing" and "--Clinical Trials."

         WE MAY HAVE PROBLEMS MANAGING GROWTH AS WE EXPAND OUR OPERATIONS. As we commercialize the Virtual Biopsy(TM) System and develop additional products, we expect to expand operations in all areas. We will have to implement or improve operational, financial and management systems, as well as expand and manage our workforce. If we fail to manage the growth properly, our systems, personnel, procedures or controls may not be designed, implemented or improved in a timely and cost-effective manner. If our resources cannot support future operations, growth may be limited and there may be a material adverse effect on our business, financial condition and results of operations. See " "--Limited Manufacturing Experience; Scale-Up Risk," "Business--Manufacturing," "--Dependence on Key Personnel" and "Business--Employees" and "Management."

         OUR LIMITED SALES AND MARKETING RESOURCES COULD PREVENT US FROM EFFECTIVELY MARKETING OUR PRODUCTS. We have very limited internal marketing and sales resources and personnel. In order to market the Virtual Biopsy(TM) System and any other products we may develop, we will have to develop distribution capabilities and a marketing and sales force with technical expertise. We may not be able to establish sales and distribution capabilities, obtain distribution agreements on commercially reasonable terms, or gain market acceptance for our products. We may also have difficulty in recruiting and retaining skilled marketing and sales personnel. Our marketing and sales efforts may not be successful. If we cannot effectively market our products it will have a material adverse effect on our business. See "Business--Sales and Marketing."

         WE MAY NOT BE ABLE TO ENTER INTO STRATEGIC PARTNERSHIPS AND RELATIONSHIPS WITH DISTRIBUTORS TO MARKET AND DISTRIBUTE OUR PRODUCTS. We intend to sell our products through strategic partners and distributors. Our future success will depend, in part, on our ability to enter into agreements that will be beneficial to us. The prospects for relationships with strategic partners and distributors will depend on their interest in our product(s). It will also depend on their ability and willingness to perform in the roles we contemplate for them. We may have limited control or no control over the resources that any particular strategic partner or distributor devotes to its relationship with us. We may not be able to locate qualified parties with whom we can enter into strategic partner or distributor relationships. If we are not successful in developing these types of relationships, or if the relationships do not prove successful, our business, financial condition and results of operations could be materially adversely affected. See "Business--Sales and Marketing."

         SOME RAW MATERIALS AND KEY COMPONENTS OF OUR PRODUCTS ARE PURCHASED FROM SOLE OR LIMITED SOURCES OF SUPPLY. For some of these raw materials and key components, there are few alternative sources of supply. We may not be able to renew the existing agreement under which we purchase our Optical Biopsy Forceps. If we need to establish additional or replacement suppliers for the Forceps, laser light source or spectrophotometer used in the Virtual Biopsy(TM) System, it could be costly and time consuming. If any of our suppliers fail to provide an adequate supply of components in a timely manner or if we cannot locate qualified alternative suppliers for materials and components at reasonable expense, it could adversely affect our business and financial condition. Any delays or shortages could have a material adverse effect on our business and financial condition, especially as we scale up our manufacturing activities in support of sales. See "Business--Manufacturing."

         WE HAVE NO EXPERIENCE IN MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES. To be financially successful we must manufacture our product in accordance with regulatory requirements, in commercial quantities, at appropriate quality levels, and at acceptable costs. We may not be able to establish or maintain reliable, high-volume manufacturing capacity at commercially reasonable costs. If we receive FDA or foreign approval for our products, we will need to expend significant capital resources and develop the necessary expertise to establish large-scale manufacturing capabilities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control, component supply shortages, lack of qualified personnel, compliance with applicable regulations, and the need for further regulatory approval of new manufacturing processes. We believe our current facility is adequate to support our commercial assembly and manufacturing activities for the next several years. If we are unable to establish and maintain large-scale manufacturing capabilities, it could have a material adverse effect on our business and financial condition. See "Business--Manufacturing."

         THE MEDICAL DEVICE INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY NOT BE THE "FIRST TO MARKET" OR BE ABLE TO COMPETE EFFECTIVELY. We are not aware of any direct competitors using an endoscopic optical biopsy system to detect and differentiate between healthy and pre-cancerous or cancerous tissues in the gastrointestinal tract. However, there can be no assurance that we will be the first to market such a system or to market such a system effectively. We believe that our competitors are primarily development stage companies in the process of developing spectroscopic technology for early cancer detection. However, many of our competitors and potential competitors are larger and have greater financial, personnel, manufacturing, distribution, marketing and other resources than we do. Competition from these companies may materially and adversely affect our business. See "Business--Competition."

         OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE FAIL TO DEVELOP NEW PRODUCTS. Rapid innovation and technological change characterize the medical device industry. Because of this, the life cycle of any particular product is short. Therefore, the speed with which we can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are important competitive factors. New discoveries and developments with respect to the diagnostic treatment of cancer, or alternative diagnostic systems could render our products obsolete. See "Business--Competition."

         OUR PATENTS, COPYRIGHTS, TRADE SECRETS AND PROPRIETARY RIGHTS CONTRACTS MAY NOT BE SUFFICIENT TO PROTECT OUR INTERESTS. Our success depends partly on our ability to maintain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. The patent and trade secret positions of medical device companies often involve complex and evolving legal and factual questions. The laws of some foreign countries do not protect our intellectual property rights to the same extent that the laws of the United States do. We have several allowed and pending patents covering different aspects of the Virtual Biopsy(TM) System. We can provide no assurances that any patent we apply for will be issued. Furthermore, there are no assurances that any issued patents will not be challenged, invalidated, or circumvented, or that the rights granted will provide any competitive advantage. For the Virtual Biopsy(TM) System, we currently own exclusive rights to a total of six issued, allowed and pending U.S. patents and applications, and four pending international patent applications. We are the exclusive licensee of one allowed U.S. application and one other international patent application. See "Business--Patents and Proprietary Rights."

         We also rely on proprietary technology that is not patented. There can be no assurances that others will not independently develop substantially equivalent proprietary information and techniques, or gain access to or disclose our proprietary technology. We may not be able to protect our rights in the unpatented proprietary technology. SPECTRASCIENCE policy requires each employee, consultant and advisor to execute a confidentiality agreement upon the commencement of a business relationship with us. These agreements generally provide that all inventions conceived by the individual during the term of the relationship are the exclusive property of SPECTRASCIENCE and shall be kept confidential. There can be no assurance that these agreements will protect our proprietary information in the event of unauthorized use or disclosure of such information, or that if they do provide a meaningful level of protection, that we will have the financial resources necessary to enforce our proprietary rights. Any loss of patent protection or know-how for our products could adversely affect our business. See "Business--Patents and Proprietary Rights."

         THERE IS A HIGH RISK OF INTELLECTUAL PROPERTY LITIGATION WITHIN THE MEDICAL DEVICE INDUSTRY. We could incur substantial expense in defending or enforcing our intellectual property rights. In addition to being costly, the litigation process is time consuming and would divert our limited resources. There can be no assurances that we will have the financial or other resources necessary to enforce our patent rights against our competitors, many of whom have substantial resources. We could also incur substantial expense in defending ourselves against third parties' infringement claims with respect to patent or other intellectual property rights. There can be no assurances that we could successfully defend ourselves against these claims. If unsuccessful, we may have to modify our products, refrain from selling them, or enter into royalty agreements that would allow us to continue selling them. It is common to settle infringement claims through licensing or similar arrangements, but the associated costs could be substantial and could include ongoing royalties. We may not be able to obtain necessary licenses on satisfactory terms or at all. An adverse determination in any intellectual property litigation could have a material adverse effect on our business and financial condition.

         WE HAVE A LICENSING AGREEMENT, WHICH IF TERMINATED WOULD ADVERSELY AFFECT OUR BUSINESS. We currently have a licensing agreement with The Massachusetts General Hospital giving us an exclusive license to certain endoscopic accessories patents. The agreement provides that any patents licensed under it are exclusive through the life of the licensed patents. The agreement also requires us to use our commercially reasonable best efforts to introduce products. Under this agreement we have an exclusive license to an issued patent for the Virtual Biopsy(TM) System forceps and fiber. The license agreement is subject to termination for failure to pay fees or other material breach.

         We can provide no assurance that these license agreements will remain in force or provide the proprietary rights that we require to develop and commercialize our products. We could encounter significant delays in product introduction if we had to design around the proprietary rights granted in these licensing agreements, and we can provide no assurance that we would even be able to design around them. Even if we were able to design around their proprietary rights, doing so could adversely affect our business. See "Business--Patents and Proprietary Rights."

         OUR SUCCESS IS HIGHLY DEPENDENT ON THE RETENTION OF PRINCIPAL MEMBERS OF OUR MANAGEMENT AND SCIENTIFIC STAFF AND THE RECRUITMENT OF ADDITIONAL QUALIFIED PERSONNEL. We are dependent to a significant extent on the services of our corporate officers and other key employees. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel with the same skills we require. There can be no assurance that we will be successful in hiring or retaining qualified personnel. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on our business and financial condition. We do not currently maintain key man life insurance on any of our employees.

         WE MAY NEED ADDITIONAL CAPITAL RESOURCES FOR THE CONTINUED OPERATION OF OUR BUSINESS, WHICH COULD HAVE A DILUTIVE EFFECT ON YOUR OWNERSHIP INTEREST. We cannot adequately predict the timing and amount of such capital requirements. When we may need additional financing, and our ability to raise additional financing depends on many factors. Some of these factors are:

         *  the progress of our research and development;
         *  the scope and results of any clinical trials;
         * the extent to which the Virtual Biopsy(TM) System and other products gain market acceptance;
         *  actions relating to regulatory and reimbursement matters;
         *  the effect of competitive products;
         *  the cost and effect of future marketing programs;
         * the resources we devote to manufacturing and developing our products; and
         *  general economic conditions and various other factors.

         We can provide no assurances that we will not require additional funding or that if we do, it will be available on terms satisfactory to us or at all. We may be required to seek additional funds through debt or equity financing, arrangements with corporate partners or from other sources.

Your control and ownership could be substantially diluted if we issue additional equity securities. We may have to cut back operations or give significant technology or market rights to strategic partners if we cannot obtain additional financing when we need it. If we need financing and fail to obtain it on terms satisfactory to us, it could have a material adverse effect on our business and financial condition.

         OUR STOCK IS VOLATILE. The market price of our common stock has from time to time experienced significant price and volume fluctuations beyond our control and unrelated to our operating performance. Factors that may have a significant adverse effect on the market price of our securities in the future include, but are not limited to:

         *  fluctuations in our operating results;
         * announcements of technological innovations or new diagnostic or therapeutic products by SPECTRASCIENCE or by our competitors;
         *  government regulations;
         *  developments in patent or other proprietary rights;
         * public concern as to the safety of products developed by SPECTRASCIENCE or others; and
         *  general market or economic conditions.

Additionally, our common stock is thinly traded and trading in a small number of shares of our securities, whether on the buy or sell side, may result in significant price movements.

         OUR STOCK IS SUBJECT TO RULES THAT LIMIT YOUR ABILITY TO SELL THE SHARES OF OUR COMMON STOCK THAT YOU OWN. Our common stock is covered by a Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors. An accredited investor is generally an institution with assets in excess of $5,000,000 or an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 individually or $300,000 jointly with his or her spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination with respect to the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the ability of broker-dealers to sell our securities or of our shareholders to sell their shares in the secondary market may be adversely affected.

         WE FACE AN INHERENT BUSINESS RISK OF EXPOSURE TO PRODUCT LIABILITY CLAIMS, WHICH COULD MATERIALLY ADVERSELY IMPACT OUR BUSINESS. Clinical trials or marketing of any of our products may expose us to liability claims resulting from the use of our products. These claims might be made directly by consumers, health care providers or by others selling the products. We currently maintain a product liability insurance policy with an aggregate and per occurrence limit of $2,000,000. We can provide no assurance that such limits are sufficient to protect us in the event of litigation. Moreover, there can be no assurance that we will be able to maintain such insurance. If we are unable to maintain insurance under terms acceptable to us, it could prevent or inhibit the clinical testing or commercialization of products developed by us. Even if a product liability claim is not successful, the time and expense of defending against such a claim may adversely affect our business and results of operations.

         ANTI-TAKEOVER PROVISIONS AVAILABLE TO US COULD DEPRIVE YOU OF AN OPPORTUNITY TO SELL YOUR SHARES OF COMMON STOCK AT PRICES HIGHER THAN PREVAILING MARKET PRICES. There are certain provisions of Minnesota law that are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies that they formulate, and to discourage an unsolicited takeover if the Board determines that the takeover is not in the best interests of SPECTRASCIENCE and its shareholders. These provisions could discourage attempts by other companies to acquire us, and could prevent you from selling your shares of common stock at prices that might be higher than prevailing market prices.

         Our Board of Directors can issue up to 20,000,000 shares of undesignated preferred stock and determine the price, rights, preferences and privileges of those shares without any further vote or action by our shareholders. The rights of holders of any preferred stock that we may issue in the future may adversely affect your rights as a holder of common stock. At this time we do not intend to issue any preferred stock, however, if we issued preferred stock in connection with an acquisition or for other corporate purposes, it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. See "Description of Securities--Minnesota Business Corporation Act."

         YOU WILL NOT HAVE THE ABILITY TO DIRECT HOW THE FUNDS YOU INVEST IN US WILL BE USED. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." We reserve the right to use the funds obtained from this offering for other purposes not presently contemplated which we deem to be in the best interest of SPECTRASCIENCE and our shareholders. This may vary from the purposes described under "Use of Proceeds" in order to address current circumstances and opportunities. As a result, our success will be highly dependent upon the discretion and judgment of management with respect to the application and allocation of the net proceeds of the offering. Investors purchasing the shares offered hereby will be entrusting their funds to our management, with only limited information concerning management's specific intentions. See "Use of Proceeds."

         YOU WILL MOST LIKELY NOT RECEIVE A DIVIDEND ON OUR CAPITAL STOCK. We have never paid or declared a dividend on our capital stock. We intend to retain any earnings to fund development of our business and do not intend to pay any cash dividends in the foreseeable future. See "Dividend Policy."

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. Forward-looking statements are not historical facts. They are statements of our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words like "anticipate," "estimate," "expect," "may," "plans," "believes," "potential," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors. Some of the risks, uncertainties and factors are beyond our control, are difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in the forward-looking statements.

         We caution you not to place undue reliance on these forward-looking statements. They reflect management's view only as of the date of this prospectus. We may not update these statements or publicly release any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         The shares covered by this prospectus are being offered by certain of our selling shareholders and not by us. Consequently, we will not receive any proceeds from the sale of these shares. In the event the warrants and stock options covered by this prospectus to purchase 139,250 shares of our common stock are exercised we will receive up to $551,250 in additional proceeds. These proceeds, if received, will be used for working capital purposes.



                                 CAPITALIZATION

         The following table sets forth at March 31, 2000 the actual capitalization and the pro forma capitalization of SPECTRASCIENCE as adjusted for the sale of shares of common stock in this prospectus after the balance sheet date, as if such transaction had occurred as of March 31, 2000. The information should be read in conjunction with the Financial Statements and Notes thereto included in this Prospectus.

                                                                                  March 31, 2000
                                                                                       Actual         As Adjusted
                                                                                    (unaudited)       (unaudited)
                                                                                  --------------     ------------
Long-term liabilities                                                               $     31,962     $     31,962

Shareholders' equity:
   Undesignated preferred stock, $1.00 par value:
     20,000,000 shares authorized, no shares issued and outstanding
   Common stock, $.25 par value:
     10,000,000 shares authorized, 6,760,821 shares issued and outstanding (1)(2)
     10,000,000 shares authorized, 6,890,071 shares issued and outstanding (2)         1,690,205        1,722,518

             Additional paid-in capital ........................................      52,097,159       52,586,096
             Accumulated deficit (3) ...........................................     (49,255,707)     (49,255,707)
                                                                                    ------------     ------------
             Total shareholders' equity ........................................       4,531,657        5,052,907
                                                                                    ------------     ------------
             Total capitalization ..............................................    $  5,090,374     $  5,611,624
                                                                                    ============     ============

--------------------
(1) Based on the number of shares of common stock outstanding on March 31, 2000, as adjusted for the issuance of
         * 2,666 shares of common stock pursuant to a stock option exercise in April 2000;
         * the conversion of a demand note to 171,430 shares of common stock and a warrant to purchase 85,715 shares of common stock on June 30, 2000; and
         * the issuance of 10,000 shares of common stock pursuant to warrant exercises in June 2000. The 10,000 shares of common stock issued pursuant to the warrant exercises are being registered under this prospectus.
(2)      Excludes:
         * 1,046,245 shares of common stock issuable upon exercise of outstanding stock options under the Company's 1991 Stock Plan at a weighted average exercise price of $4.73 per share;
         * 317,000 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.94 per share; and
         * 991,454 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.36 per share. See "Management & Executive Compensation" and "Description of Securities."
(3) Includes an accumulated deficit of $34,638,007 incurred prior to October 1, 1992, which is the first day of the quarter in which the Company began development of its current products and changed its name to "SPECTRASCIENCE, Inc." See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

                            SELLING SECURITY HOLDERS

         Our selling shareholders would acquire their shares through the exercise of options and warrants to purchase our common stock. The 139,250 shares of common stock that may be sold by our selling shareholders pursuant to this prospectus were acquired in the following transactions.

         * The selling agent for the private placement of our Series A Convertible Preferred Stock acquired warrants to purchase 20,000 shares of common stock at $3.00 per share, expiring June 29, 2000. The shares of common stock issuable upon the exercise of the warrants were registered on a Form S-3 Registration Statement that was declared effective June 7, 1996. The effectiveness of the registration statement has lapsed and we are again registering, under this prospectus, 10,000 of the 20,000 shares of common stock issuable upon the exercise of the warrants. One warrant holder exercised a warrant to purchase 10,000 of the 20,000 shares issuable, while the registration statement was effective.

         * The selling agent for the private placement of our Series B Convertible Preferred Stock acquired warrants to purchase 79,250 shares of common stock at $5.00 per share, expiring December 28, 2000. The shares of common stock issuable upon the exercise of the warrants were registered on a Form S-3 Registration Statement that was declared effective June 7, 1996. The effectiveness of the registration statement has lapsed and we are again registering, under this prospectus, the 79,250 shares of common stock issuable upon the exercise of the warrants.

         * On June 6, 2000 SpectraScience received notification of the decision of the judge in the case of Paul Gibson v. SpectraScience, Inc. Pursuant to the Findings of Fact, Conclusions of Law, and Order for Judgement, we are being required to register and make available, 50,000 shares of common stock, which Mr. Gibson can purchase at a price of $2.50 per share. The court also ruled that Mr. Gibson's option to purchase these shares is indefinite. Pursuant to the order, we are registering 50,000 shares of common stock issuable upon Mr. Gibson's tender of payment.

         We granted registration rights to the selling shareholders holding the warrants issued in connection with the Series B Convertible Preferred Stock transaction, covering the common stock issuable upon the exercise of their warrants. We did not grant registration rights to the selling shareholders holding the warrants issued in connection with the Series A Convertible Preferred Stock transaction nor did we grant registration rights to Mr. Gibson. The shares issuable upon the exercise of the warrants are being registered to permit public secondary trading of the shares, and the shares issuable upon receipt of payment from Mr. Gibson are being registered pursuant to a court order. The selling shareholders may offer their common stock for resale from time to time. See "Plan of Distribution." The following table lists the selling shareholders and information regarding the beneficial ownership of common stock of each selling shareholder as well as the number of shares each selling shareholder may sell pursuant to this prospectus.

                           Number of Shares      Maximum Number of Shares      Number of Shares
                          Beneficially Owned      to be Sold Pursuant to      Beneficially Owned
Name                    Prior to this Offering        this Prospectus       After this Offering (1)
----                    ----------------------        ---------------       -------------------
John E. Feltl                     *                         5,000 (2)                 *
Paul F. Gibson                    *                        50,000 (4)                 *
Richard B. Heise                  *                         5,000 (2)                 *
David B. Johnson                  *                        29,719 (3)                 *
Paul R. Kuehn                     *                        29,719 (3)                 *
Eldon C. Miller                   *                         9,906 (3)                 *
Stanley D. Rahm                   *                         9,906 (3)                 *

--------------------

* Represents less than 1% of our outstanding common stock as of June 30, 2000.
(1)      Assumes the sale of the shares offered by this prospectus.
(2) Represents 10,000 shares of common stock issuable upon the exercise of warrants held by the selling agent for the private placement of Series A Convertible Preferred Stock.

(3) Represents 79,250 shares of common stock issuable upon the exercise of warrants held by the selling agent for the private placement of Series B Convertible Preferred Stock.
(4) Represents 50,000 shares of common stock issuable upon payment of $2.50 per share.


                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholders. Selling shareholders include donees and pledgees of those who are named in this prospectus under the heading "Selling Shareholders," who will sell shares of common stock that they received from those parties. The selling shareholders will offer and sell the shares of common stock registered under this prospectus for their own accounts. We will receive no proceeds from the sale of the common stock but will receive gross proceeds of $551,250 if all of the warrants and options registered under this prospectus are exercised. We will bear all of the expenses and fees of the registration of the shares.

         The selling shareholders may offer and sell the shares from time to time at prices relating to prevailing market prices or at negotiated prices in:

         *  the over-the-counter market in regular brokerage transactions;
         *  transactions directly with market makers;
         *  privately negotiated transactions;
         *  through put or call options transactions;
         *  through short sales; or
         *  a combination of such methods of sales.

Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders. There is no assurance that the selling shareholders will sell any or all of the shares of common stock that they offer.

         The selling shareholders and any brokers or dealers who participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. If so, any commissions received by them and any profits realized by them on the resale of the shares may be deemed to be underwriting discounts or commissions. Because selling shareholders may be deemed to be "underwriters," they will be subject to the prospectus delivery requirements of the Securities Act.

         Selling shareholders may also resell all or a portion of the common stock in open market transactions, relying upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of Rule 144.


                                LEGAL PROCEEDINGS

         On or about September 4, 1998, SPECTRASCIENCE was served with a Complaint in the case of Paul Gibson v. SpectraScience, Inc. (Minn. 4th Jud. Dist.), claiming that the plaintiff, who was at one time a financial consultant to SPECTRASCIENCE, had a contract that entitled him to receive options for 50,000 shares of common stock at an exercise price of $2.50 per share. SpectraScience contended that the options never vested.

         On November 3, 1999, the court issued an order holding that Mr. Gibson was entitled to enforce the contract relating to such options. On March 13, 2000 a trial was held for the purpose of determining settlement. At trial, SpectraScience further contended that the contract should have been unenforceable, and compensation would be prohibited since Mr. Gibson acted as a broker-dealer but was not a registered broker-dealer. On June 2, 2000, the judge in the case ruled that the company must have available sufficient registered stock for Mr. Gibson no later than August 31, 2000, that the options have no expiration date, that the company shall provide freely tradeable registered shares within 72 hours of Mr. Gibson's choosing to exercise, that the company shall not impede Mr. Gibson in the exercise process, and that there shall be monetary damages of $3,000 per day for time delays beyond August 31, 2000 and time delays beyond the 72 hour period in providing the common stock certificates.

                 DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The names, ages and positions of the executive officers, key management personnel and directors of SPECTRASCIENCE are listed below.

NAME                                AGE     POSITION
----                                ---     --------

Chester E. Sievert, Jr...............48     Chairman of the Board, President and
                                            Chief Executive Officer

Scott G. Anderson....................45     Vice President Marketing & Sales

Ruth M. Bryan........................37     Controller, Interim Chief Financial
                                            Officer

Henry M. Holterman(1) (2)............45     Director

Johan A.P.M. de Hond(1) (2)..........46     Director

------------------
(1)      Member of the Audit Committee of the Board of Directors
(2)      Member of the Compensation Committee of the Board of Directors

         CHESTER E. SIEVERT, JR. has served as Chairman of the Board since June 18, 1999. He has held the title of President and Chief Executive Officer since January 5, 1999. He joined SPECTRASCIENCE as a consultant in June 1996, and has held various executive positions since November 1996. Prior to joining SPECTRASCIENCE, Mr. Sievert was a founder of and worked at two medical product companies; ReTech, Inc. from 1980 to 1986; and FlexMedics Corporation from 1986 to 1995. As a former academic scientist on staff at the University of Minnesota College of Medicine and the Veterans Administration Medical Center, Mr. Sievert published extensively in the fields of gastroenterology, urology and fiber optics. Mr. Sievert has a Bachelor of Science Degree in Comparative Physiology from the University of Minnesota.

         SCOTT G. ANDERSON joined SPECTRASCIENCE on February 7, 2000 as Vice President Marketing & Sales. Mr. Anderson has over 22 years of sales and marketing experience within the Medical Devices Industry. From 1995 until joining SpectraScience he was Manager of Business Development for Olympus America, Inc., the worldwide leader in endoscopic and imaging devices in gastroenterology. During his 20-year career at Olympus Mr. Anderson held senior management positions in business development, operations and sales. Mr. Anderson has a Bachelor of Science Degree in Biology from Bard College, New York.

         RUTH M. BRYAN has been the Controller for SPECTRASCIENCE since January 1999. She joined the company in August 1996. From August 1991 to August 1996 she was with Fort Sill National Bank, a consumer bank in Oklahoma, in various positions, including loan officer. She also has five years experience in government purchasing and contracting. Ms. Bryan has a Bachelor of Science Degree in Business Administration from the University of Maryland, and is a C.P.A.

         HENRY M. HOLTERMAN has served as a director of SPECTRASCIENCE since March 1992. Since 1991, he has been the Managing Director of Reggeborgh Beheer BV, a company located in the Netherlands that invests in companies and owns property projects generally located in the Netherlands. Mr. Holterman is a chartered accountant and from 1987 to 1991, was group controller for Transport Development Group PLC and the Dutch Holding Company ETOM NV.

         JOHAN A.P.M. DE HOND, M.D. has served as a director of SPECTRASCIENCE since June 18, 1999. He has been with Hospital Sophia in Zwolle, and Hospital Diaconesse in Meppel, The Netherlands, since 1992 as a Senior Urologist. Dr. de Hond completed his medical education in 1979 at the University of Utrecht, also in The Netherlands. Dr. de Hond's background includes specialty training in surgery as well as urology. Dr. de Hond has a clinical interest in photodynamic therapy.

         SPECTRASCIENCE's Bylaws authorize the Board of Directors to fix the number of directors from time to time, and the number is currently set at five directors. There are currently two vacancies on the Board. All directors hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of SPECTRASCIENCE.

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

         The functions of the Audit Committee are to review the internal and external financial reporting of the Company; to review the scope of the independent audit; and to consider comments by the auditors regarding internal controls and accounting procedures and management's response to any such comments.

COMPENSATION COMMITTEE

         The functions of the Compensation Committee are to recommend the compensation for those officers who are also directors and for senior management; to review senior management's objectives; and to make recommendations to the Board of Directors regarding the administration of, and the grant of options under, the Company's 1991 Stock Plan.

MEDICAL AND SCIENTIFIC ADVISORY BOARD

         Management and staff consult on different aspects of our scientific research and development programs, with members of SPECTRASCIENCE's Medical and Scientific Advisory Board. The Board is composed of individuals with expertise in various medical specialties who are able to provide advice regarding the development of our products and systems, the design of our clinical trials, regulatory strategies and reimbursement issues. A list of the current members of the Medical and Scientific Advisory Board with brief biographies is set forth below.

         MERRILL A. BIEL, M.D., PH.D. is President and Staff Physician at Ear, Nose & Throat SpecialtyCare of Minnesota in Minneapolis, Minnesota. He is an Associate Professor in the Departments of Otolaryngology, Head and Neck Surgery, and Family Practice at the University of Minnesota and is Clinical Professor at the University of Minnesota School of Veterinary Medicine. He is the Director of Photodynamic Therapy at Abbott Northwestern Hospital and is President of Advance Photodynamic Technologies in Minneapolis. He is a Fellow of the Society of Surgical Oncology, American Society of Head and Neck Surgery, American Society of Clinical Oncology, and the Triologic Society. Dr. Biel received his M.D. degree from the University of Illinois in Chicago, Illinois and his Ph.D. degree from the University of Minnesota in Minneapolis, Minnesota.

         DOUGLAS M. HAWKINS, PH.D. is a Professor of Statistics and the Chairman of the Department of Applied Statistics at the University of Minnesota. He is a member of the International Statistical Institute, a fellow of the American Statistical Association and a senior member of the American Society for Quality. He is also an associate editor of the Journal for the American Statistical Association. Dr. Hawkins received his Ph.D. degree from the Witwatersrand University, Johannesburg, South Africa, in 1969.

         JOSE JESSURUN, M.D. is an Associate Professor of Pathology at the University of Minnesota and is the Director of Surgical Pathology, Department of Laboratory Medicine and Pathology, at the University of Minnesota. He is a member of the Latin American Society of Pathology, the United States and Canadian Academy of Pathology and the Minnesota Society of Clinical Pathology. Dr. Jessurun received his M.D. degree from the National Autonomous University of Mexico in Mexico City in 1977, was the chief resident in surgical pathology at Massachusetts General Hospital from 1983-84 and has been an Associate Professor at the University of Minnesota since 1991.

         DELWIN K. OHRT, M.D. is the Vice President of Clinical Resources and Medical Affairs for Volunteer Hospitals of American Upper Midwest, Inc. in Minneapolis, Minnesota. He was formerly the Medical Director and Chairman of the Medical Technology Assessment Committee of Blue Cross and Blue Shield of Minnesota and the Senior Vice President of Blue Plus. He is a member of the Uniform Clinical Data Advisory Panel of the American Hospital Association, the Minnesota Medical Association Practice and Planning Committee and the Health Technology Advisory Committee of the Minnesota Health Care Commission. Dr. Ohrt received his M.D. degree from the University of Nebraska in 1965.

         KENNETH K. WANG, M.D. is an Assistant Professor at the Mayo Medical School in Rochester, Minnesota. He is a member of the Gastroenterology Research Committee at the Mayo Clinic and the Director of the Laser Photodynamics Laboratory. He is also serving on the American Society for Gastrointestinal Endoscopy Informatics Committee and the Education and Technology Subcommittee of the American Gastroenterology Association. Dr. Wang received his M.D. degree from Wayne State University in Detroit, Michigan and has been an Assistant Professor at the Mayo Medical School since 1989.

                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

         The Company pays each non-employee director $500 for each Board of Directors' meeting and committee meeting attended and reimburses each such director for reasonable travel and out-of-pocket expenses for attendance at these meetings. Employee directors are not entitled to any compensation for attendance at Board of Directors' and committee meetings.

         Pursuant to the Company's 1991 Stock Plan, as amended, each non-employee director is entitled to receive an option to purchase 10,000 shares of common stock when first elected to the Board of Directors. Prior to October 1996, non-employee directors were entitled to receive an initial option grant of 25,000 shares of common stock. Additionally, each non-employee director is entitled to receive an automatic grant of options to purchase 5,000 shares of common stock upon re-election to the Board each year the 1991 Stock Plan is in effect. The exercise price of the option is based on the greater of the prevailing market price, which is defined as the closing price of the common stock on the date of grant; or the average of the closing prices of the common stock for the ten trading days immediately prior to the date of grant.

         The options granted to non-employee directors under the Company's 1991 Stock Plan expire ten years from the date of grant subject to earlier termination in the event of death, are not transferable except by will or the laws of descent and distribution, and become fully exercisable one year after the date of grant.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table shows for the past three fiscal years, compensation awarded, paid to, or earned by the Company's Chief Executive Officer and to all executive officers whose salary and bonuses exceeded $100,000 for the fiscal year ended December 31, 1999 (the "Named Executive Officers"):

                                        Annual Compensation                      Awards          Payouts
                              -----------------------------------------  ----------------------  -------
                                                                Other                Securities
                                                               Annual    Restricted  Underlying           All Other
                                                               Compen-     Stock      Option/s    LTIP     Compen-
Name and Principal Position   Year     Salary       Bonus     sation(1)   Award(s)      SARs     Payouts  sation (5)
---------------------------   ----    --------     -------    ---------  ----------  ----------  -------  ----------
Chester E. Sievert, Jr.       1999    $135,000     $44,000      $6,000       --      100,000 (2)    --      $5,300
President and Chief           1998     110,000          --       6,000       --      145,000 (3)    --       3,300
Executive Officer             1997      92,500      15,000       6,000       --       85,000 (4)    --       1,712

--------------------
(1) Other Annual Compensation consists of a car allowance of $500 per month.
(2) Details of these option grants are provided in the following table entitled "Option Grants in Last Fiscal Year."
(3) Represents a ten-year stock option with an exercise price of $4.0833 per share for 45,000 shares of common stock, granted pursuant to the 1991 Stock Plan. Six thousand of these shares vest immediately, with the remainder vesting one-third per year over three years. Mr. Sievert was also granted two ten-year stock options, each for 50,000 shares of common stock, both of which are vested. One stock option grant vested upon the successful filing with the FDA of a pre-market approval application, and the other option vested on November 19, 1999, when SPECTRASCIENCE received a recommendation for approval of its pre-market approval application by an FDA medical device panel. Both options have an exercise price of $4.4141 per share.
(4) Includes a ten-year stock option for 50,000 shares of common stock which will vest in its entirety upon the successful completion of the clinical studies on the Virtual Biopsy(TM) System and the filing with the FDA of a pre-market notification package and final FDA product approval; and a ten-year option for 35,000 shares, vesting one-third per year over three years. Both options have an exercise price of $3.9125.
(5) All Other Compensation includes amounts contributed to the SPECTRASCIENCE Savings and Retirement Plan, which qualifies as a 401(k) Plan under the Internal Revenue Code of 1986, as amended.
(6) Mr. Sievert was granted a ten-year stock option for 50,000 shares of common stock, vesting one-third per year over three years. The option has an exercise price of $4.50. These options were granted in January 2000 and are not included in the table above.
(7) Mr. Scott G. Anderson was hired in February 2000. He is an officer of the company and was granted a ten-year stock option for 300,000 shares of common stock, one-third vesting on the one year anniversary, and the remaining two-thirds vesting upon performance milestones. The option has an exercise price of $6.0688.

OPTION GRANTS

         The following table sets forth information concerning individual grants of stock options made to the Named Executive Officers named in the Summary Compensation Table. No stock appreciation rights ("SARs") were granted or exercised for the year ended December 31, 1999.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                              Individual Grants
                         ---------------------------------------------------------
                            Number of        % of Total                              Potential Realizable Value
                           Securities     Options Granted  Exercise or               at Assumed Annual Rates of
                           Underlying     to Employees in   Base Price  Expiration    Stock Price Appreciation
                         Options Granted    Fiscal Year     ($/Sh) (3)     Date         for Option Term (4)
                                                                                     --------------------------
                                                                                           5%           10%
                         ---------------  ---------------  -----------  ----------   ------------   -----------
Chester E. Sievert, Jr.     50,000 (1)         41.5%         $4.2000     4/19/2009      $132,068      $334,686
                            50,000 (2)                       $4.0063     8/25/2009      $125,977      $319,251

--------------------
(1) Ten-year stock option for 50,000 shares of common stock with an exercise price of $4.20 per share, vesting one-third per year over three years, granted pursuant to the 1991 Stock Plan. All shares will be vested by April 19, 2002.
(2) Ten-year stock option for 50,000 shares of common stock with an exercise price of $4.0063 per share, vesting immediately, granted pursuant to the 1991 Stock Plan.
(3) The exercise price was determined based on the greater of the prevailing market price, which is defined as the closing price of the common stock on the date of grant; or the average of the closing prices of the common stock for the ten trading days immediately prior to the date of grant.
(4) Potential realizable value is net of exercise price, but before taxes associated with exercise. Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually, from the date of grant until the end of the ten-year option term, multiplied by the number of options granted. These values are calculated based on regulations promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation. There is no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% levels, or at any other defined level.

OPTION VALUES

         The following table sets forth certain information concerning individual exercises of stock options during the year ended December 31, 1999 and the value of unexercised stock options as of December 31, 1999 for the Named Executive Officer. No shares were acquired through the exercise of options by the Named Executive Officer during 1999.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR END OPTION/SAR VALUES

                                                                                       Value of unexercised
                                 Shares                  Number of Securities              In-the-Money
                               acquired on   Value      Underlying Unexercised             Options/SARs
                                exercise    realized    Options/SARs at FY-end           at FY-end (1)(2)
                              ------------  --------  ---------------------------  ---------------------------

                                                      Exercisable   Unexercisable  Exercisable   Unexercisable
                                                      -----------   -------------  -----------   -------------
Chester E. Sievert, Jr. (3)        --         --        159,412        187,667        $2,042         $4,375

--------------------
(1) Upon the exercise of an option, the optionee must pay the exercise price in cash or stock. Stock options are "in-the-money" if the closing price for the common stock is greater than the exercise price of the stock options. The closing price for the common stock on December 31, 1999 was $4.00 per share. The closing price for the common stock on June 30, 2000 was $6.50. The value of the options is calculated by taking the difference between the exercise price and the closing bid price on December 31, 1999 or June 30, 2000, and multiplying this difference by the number of option shares. When the exercise price was higher than the market value of the common stock, the option was not "in-the-money." The value of exerciseable and unexerciseable "in-the-money" options held by Mr. Sievert as of December 31, 1999 is shown in the table above. Mr. Sievert held 250,745 exerciseable options and 146,334 unexerciseable options as of June 30, 2000.
(2) Does not include the number or value of unexercisable options granted subsequent to December 31, 1999. No SARs were held by any of the Named Executive Officers on December 31, 1999.

(3) As of December 31, 1999, "in-the-money" options include 23,333 shares that are exercisable and 50,000 shares that are unexercisable. The unexerciseable shares become exerciseable upon final FDA approval of the Virtual Biopsy(TM) System. The exercise price for both options is $3.9125. The value of exerciseable "in the money" options held by Mr. Sievert as of June 30, 2000 was $562,191, and the value of unexerciseable "in-the-money" options held by Mr. Sievert as of June 30, 2000 was $337,460. As of June 30, 2000, "in-the-money" options include 248,666 shares which are exerciseable and 146,334 shares which are unexerciseable. Upon final FDA approval of the Virtual Biopsy(TM) System, an additional 50,000 shares will become exerciseable.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL AGREEMENTS

         Except as described below, SPECTRASCIENCE does not have employment agreements with its executive officers.

         SPECTRASCIENCE entered into a Severance Agreement with Mr. Sievert on May 21, 1997, providing for severance pay in the event of a "Change in Control" (as defined in the Severance Agreement). The Severance Agreement provides for severance pay if his employment is terminated, either voluntarily or involuntarily, during the three-year period following a Change in Control. The severance payment shall be equal to full compensation for one year and payment will be made in a lump sum upon termination. In addition to the severance payment, Mr. Sievert will be entitled to the following benefits upon a Change in
Control:

         * 18 months of life, accident and health and dental insurance benefits;
         *  12 months of out-placement services;
         * complete coverage for fiduciary liability and directors' and officers' insurance for a period of six years after a Change in Control;
         * indemnification for any losses that might result from actions taken in good faith before the "Date of Termination" (as defined in the Severance Agreement);
         * reimbursement for all legal fees and expenses incurred as a result of termination, except to the extent such payment would constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code;
         * all benefits under the Company's Savings and Retirement Plan, or any successor to such plan and any other plan or arrangement relating to retirement benefits;
         * all benefits and rights under any and all Company stock purchase, restricted stock grant and stock option plans or programs, or any successor to any such plans or programs, which shall be in addition to, and not reduced by, any other amounts payable under the Severance Agreement; and
         *  immediate vesting of all outstanding but unvested options.

If there had been a Change in Control for the fiscal year ended December 31, 1999, and the employment of Mr. Sievert was immediately terminated, Mr. Sievert would have been entitled to receive, pursuant to the terms of his Severance Agreement, a lump sum payment upon termination of $216,000.

         All stock option agreements outstanding under the Company's 1991 Stock Plan provide for the acceleration of exercisability of options immediately prior to a Change in Control, except in certain cases where the optionee is terminated for "cause" or resigns without "good reason".

1991 STOCK PLAN

         In 1991, SPECTRASCIENCE adopted the 1991 Stock Plan, under which 1,624,000 shares of common stock were initially reserved for issuance upon exercise of options granted to selected employees and non-employees of the Company. After the Company's one-for-five reverse stock split on July 1, 1994, there were 325,000 shares of common stock reserved for issuance upon exercise of options. Subsequently, the plan was amended to reserve a total of 1,640,000 shares for issuance upon exercise of options. The plan provides for the grant of both stock options intended to qualify as incentive stock options as defined in the Internal Revenue Code of 1986, as amended, and nonqualified stock options.

         Subject to the limitations set forth in the 1991 Stock Plan, the Compensation Committee of the Board of Directors has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each option, to determine whether an option is to be an incentive stock option or a nonqualified stock option, to establish vesting schedules and, subject to certain restrictions, to specify other terms of the options. The maximum term of options granted under the plan is ten years. Options granted under the plan generally are nontransferable and expire two years after the termination of an optionee's death, termination of employment or consulting relationship with the Company.

         The exercise price of options granted under the 1991 Stock Plan is determined by the Board of Directors or the Compensation Committee based on the greater of the prevailing market price, which is defined as the closing price of the common stock on the date of grant; or the average of the closing price of the common stock for the ten trading days immediately prior to the date of grant. The exercise price of stock options must equal 85% of the fair market value of the common stock on the date of grant or, in the case of incentive stock options, must equal 100% of fair market value of the common stock on the date of grant. As of December 31, 1999, the Company had outstanding options to purchase an aggregate of 1,042,931 shares held by 24 persons at a weighted average exercise price of $4.68 per share. As of December 31, 1999, a total of 448,069 options granted pursuant to the 1991 Stock Plan had been exercised.

         As of June 30, 2000 SPECTRASCIENCE had outstanding options to purchase an aggregate of 1,046,245 shares of common stock under the 1991 Stock Plan, and a total of 593,755 options granted pursuant to the 1991 Stock Plan had been exercised. As of June 30, 2000 SPECTRASCIENCE had issued and outstanding 317,000 stock options outside of the 1991 Stock Plan.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the SPECTRASCIENCE common stock as of June 30, 2000, by each director or Named Executive Officer of the Company, each person or entity known by the Company to own beneficially more than five percent of the common stock; and all the directors and executive officers of the Company as a group.

                                                                         Amount and      Percent of
                                                                          Nature of         Class
                                                                         Beneficial     Beneficially
Name and Address of Beneficial Owner                   Title of Class     Ownership       Owned (8)
Reggeborgh Beheer BV
Postbox 319,7460 AH Rijssen, The Netherlands            Common Stock      816,145 (1)       11.7%
Perkins Capital Management, Inc. and
The Perkins Opportunity Fund
730 East Lake Street, Wayzata, MN  55391-1769           Common Stock      596,512 (2)        8.7%
Nathaniel S. Thayer
150 Main Street, P.O. Box 1325, Pawtucket, RI  02862    Common Stock      431,778 (3)        6.3%
Chester E. Sievert, Jr.
14405 21st Avenue N, Suite 111
Minneapolis, MN  55447                                  Common Stock      250,745 (4)        3.6%
Henry M. Holterman                                      Common Stock       26,000 (5)        0.4%
Johan A.P.M. De Hond
Van Hambroeckmarke 1, 8016 KM Zwolle
The Netherlands                                         Common Stock       25,000 (6)        0.4%
Officers and Directors as a Group (3 persons)           Common Stock      301,745 (7)        4.3%

---------------------
(1) Includes 605,430 shares held by Reggeborgh Beheer BV and 210,715 shares issuable upon the exercise of warrants that are exercisable within 60 days of June 30, 2000.
(2) Includes 421,512 shares owned by Perkins Capital Management, Inc. and 175,000 shares owned by The Perkins Opportunity Fund (collectively "Perkins"). The shares beneficially owned by Perkins also include 105,836 shares issuable upon exercise of warrants held by Perkins or their clients within 60 days of June 30, 2000.
(3) Includes 383,578 shares owned by Mr. Thayer, 48,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2000 and 200 shares held in a joint account in which Mr. Thayer has a 50% beneficial interest. Mr. Thayer was previously a non-employee director of the Company and is a partner of the law firm of Blais Cunningham & Crowe Chester.
(4) Includes 250,745 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2000. Excludes 50,000 shares issuable upon exercise of options that will vest upon final FDA approval for the Virtual Biopsy(TM) System. Mr. Sievert is Chairman, President and Chief Executive Officer of SPECTRASCIENCE.
(5) Includes 26,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2000. Mr. Holterman is a non-employee director of the Company, and is the Managing Director of Reggeborgh Beheer BV (see footnote 1).
(6) Includes 25,000 shares issuable upon exercise of options that are exercisable within 60 days of June 30, 2000. Mr. De Hond is a non-employee director.

(7) Includes 301,745 shares issuable upon exercise of options held by all directors and executive officers (3 persons) that are exercisable within 60 days of June 30, 2000. Excludes 50,000 shares issuable upon exercise of options by Mr. Sievert upon the successful completion of a performance milestone.
(8) Based upon 6,760,821 shares of common stock outstanding on June 30, 2000.



                              CERTAIN TRANSACTIONS

         There are no material transactions between the Company and its directors or executive officers. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             DESCRIPTION OF BUSINESS

GENERAL

         The following discussion contains forward-looking statements that involve risks and uncertainties. SpectraScience's actual results could differ materially from the results discussed. Factors that could cause or contribute to such differences are noted in the risk factors section.

         SPECTRASCIENCE was incorporated in the state of Minnesota in 1983 as GV Medical, Inc. In 1992, we discontinued the cardiovascular business of GV Medical and redirected our development efforts on diagnostic products utilizing spectroscopic techniques. With our shift in business, we decided that a name change was appropriate and subsequently changed our name to SPECTRASCIENCE, Inc.

         SPECTRASCIENCE, Inc. develops and manufactures innovative, minimally invasive "spectrophotometry systems" to facilitate real-time differentiation between normal, and pre-cancerous or cancerous tissue. For the past three years SPECTRASCIENCE has been focused on the design, development, clinical testing, and regulatory approval of the Virtual Biopsy(TM) System as an adjunctive tool during endoscopy of the colon. Our Virtual Biopsy(TM) System aids endoscopists performing endoscopic procedures of the colon in the determination of whether tissue is normal, as opposed to pre-cancerous or cancerous, by directing light at the tissue through an optical fiber and obtaining an immediate analysis. Use of our system can significantly improve the endoscopist's diagnostic accuracy. This will:

         * enable the physician to immediately determine the best course of treatment for the patient
         *  reduce the need for additional procedures,
         *  minimize the number of biopsies taken; and
         * permit the physician to combine a diagnostic and therapeutic procedure in one visit.

In addition, endoscopists can be easily trained to use SPECTRASCIENCE's system because it is compatible with existing endoscopes, needs no special interpretative skills, and incorporates accessory instrument designs currently being used by the endoscopists.

         We believe that our principal product, the Virtual Biopsy(TM) System, will enable us to be the "first to market" with an optical biopsy system employing proprietary fluorescence spectroscopy that aids the endoscopist in the differentiation of healthy, and pre-cancerous or cancerous tissues in the colon. We believe that the Virtual Biopsy(TM) System will facilitate more accurate and earlier detection of pre-cancerous or cancerous tissue in the colon, which can lead to earlier, more effective treatment, which results in increased survival rates, improved patient quality of life, and reduced patient care costs. It is estimated that approximately 4.5 million gastrointestinal endoscopic procedures are currently performed in the United States each year, and the number of these procedures has been growing at a rate of approximately 5% per year.

RESEARCH AND DEVELOPMENT

         Our research and development expenditures for the quarter ended March 31, 2000 were $334,573, $1,356,986 for the year ended December 31, 1999, and
$1,719,171 for the year ended December 31, 1998. We intend to continue to make significant investments in research and development. Research and development activities are performed by our employees and outside consultants.

         Our research and development efforts during the past three years have been focused primarily on:

         *  designing and developing our biopsy forceps and fiber,
         * designing and developing the Virtual Biopsy(TM)System to be capable of aiding the endoscopist in differentiating between normal and pre-cancerous or cancerous tissue in the colon, and
         *  conducting and monitoring clinical trials at multiple sites.

In addition, clinical feasibility studies to detect esophageal cancer have begun at two sites.

         Upon FDA approval, we expect that our research and development efforts will focus on conducting post-FDA clearance outcome-based clinical studies. The purpose of these studies will be to market the Virtual Biopsy(TM) System to HMOs, as well as support and establish reimbursement codes for the Virtual Biopsy(TM) System. In addition, we plan to expand the gastrointestinal applications for the Virtual Biopsy(TM) System to patients with Barrett's esophagus.

INDUSTRY OVERVIEW

COLORECTAL CANCER

         The American Cancer Society estimates that 129,400 new cases of colorectal cancer are detected in the United States annually, and that more than 56,500 people died of colorectal cancer in the United States in 1999. Colorectal cancer accounts for approximately 10% of cancer deaths and is second only to lung cancer as the leading cause of cancer deaths in the United States. Because of age or other factors, 80 to 90 million people are considered at risk for colorectal cancer.

         Using current techniques to detect and treat colorectal cancer, the five-year survival rate is as follows:

         *  91% if detected and treated at an early stage;
         * 35 to 66% if the cancer spreads outside the colon to nearby organs or the lymph nodes;
         * less than 10% for those patients in whom the cancer has spread further to the liver or other organs.

         Unfortunately, only 37% of colorectal cancer is currently found at the early stage. Studies indicate that screening can prevent 20-40% of potential colorectal cancers and up to 30-50% of colorectal cancer deaths. Additionally, recent government studies show that the cost per year of life saved by colorectal cancer screening is about $15,000-$20,000 -- compared to the $40,000 average yearly cost of care per patient who develops cancer. Early detection is therefore critical to long-term survival rates.

COLORECTAL BIOPSIES

         The gold standard method for documenting colorectal cancer is through an excisional biopsy during a colon endoscopy. The excisional biopsy process however, is often unreliable because it is dependent on the skill of the endoscopist in making an accurate visual determination through an endoscope as to which tissue samples to harvest for analysis in a pathology laboratory. The endoscopist's visual interpretation as to the size, texture, color and location of the polyp is what determines which, if any, tissue to biopsy. In addition, excisional biopsies involve certain risks to patients, including bleeding or perforation of the colon wall. Furthermore, the waiting period for obtaining excisional biopsy results typically ranges from several days to several weeks.

DETECTION OF COLORECTAL CANCER

         Colorectal cancer is primarily diagnosed through the detection and analysis of polyps. Colon polyps are small masses of tissues in the colon that may be either benign or malignant. Since most polyps are asymptomatic, they are usually found incidentally during a preliminary endoscopic screening examination called a flexible sigmoidoscopy. Current management guidelines officially endorsed by the American Society for Gastrointestinal Endoscopy and the American Gastroenterological Association provide that the size of the polyp is the most important factor in determining appropriate therapy. Large polyps are usually removed by a polypectomy, whereas small polyps require individual analysis and treatment.

         During a flexible sigmoidoscopy, the endoscopist first makes a subjective, visual assessment of the polyp to evaluate it for size, texture, color, location and thus the potential pathology. The endoscopist determines whether the polyp is large, defined as greater than 1.0 cm, or small, defined as less than 0.5 cm, by visual assessment, without physical measurement. If the polyp is considered to be large, the patient will be referred on for a full colonoscopy where the polyp will be removed and the entire colon will be examined for additional polyps. If a polyp is considered to be small, the endoscopist must make a further subjective visual determination as to whether it is benign or potentially malignant. Based on the determination, the endoscopist may refer the patient on for a full colonoscopy, perform a biopsy, if the examining endoscopist performs biopsies, or place the patient under surveillance. Generally, if a polyp is determined to be benign, no further colonoscopy or therapy is indicated and surveillance may be recommended. If it is deemed to be malignant or potentially malignant, a colonoscopy and subsequent removal is indicated.

         Human error on the part of the endoscopist can occur at various stages during a colon cancer screening examination. The first opportunity for error is in visually determining the size of a polyp, the second is in visually assessing whether a small polyp is benign or malignant, and another opportunity for error arises when determining which polyps should be sampled and where to sample them if a biopsy is indicated. Medical literature reports that accuracy rates among general endoscopists in visually determining polyp size can range from 60%-80%; and accuracy rates in determining the potential malignancy of polyps can range from 50%-80%. In both cases, the accuracy is dependent on the interpretive skills of the endoscopist. Accurate characterization of a polyp is critical because recent data has shown that 40%-60% of small polyps are either malignant or potentially malignant.

         With such important consequences resulting from the evaluation of a polyp as benign or malignant, the endoscopist may perform a tissue biopsy or refer the patient on to full colonoscopy, even if such a procedure might otherwise appear to be unnecessary. Typical clinical management guidelines for biopsy of multiple small polyps are that the endoscopist would take a random representative sample for histology and pathologic interpretation. Since the endoscopist must still rely on a subjective judgment of where and which polyps to sample, the potential for human error still exists.

         Compared to traditional biopsies, optical biopsies are intended to improve diagnostic accuracy by providing objective, quantitative analysis in combination with the endoscopist's visual interpretation. Quantitative information should facilitate better comparison of results and patient outcomes between endoscopists, and the real-time analysis provided by optical biopsies eliminates the time patients must wait for pathology results and the need to reschedule a secondary procedure.

BARRETT'S ESOPHAGUS

         Barrett's esophagus is considered a pre-cancerous condition that is normally found in the lower esophagus. Barrett's patients suffer from chronic acid reflux, which causes stomach cells to eventually migrate into the lower esophagus. The cells that line the esophagus have a distinctly different appearance from those that line the stomach, and therefore can easily be identified during an endoscopic examination. Biopsies are taken during the examination, and are examined for abnormal changes in size, appearance or cancerous cell growth. These tissue changes are considered to be the precursor of cancer of the lower esophagus.


THE SPECTRASCIENCE SOLUTION

         We have developed the Virtual Biopsy(TM) System to provide a minimally invasive and cost-effective adjunctive tool that will aid the endoscopist in determining whether polyps are normal, as opposed to potentially cancerous or cancerous, without removing tissue from the body or waiting for pathology results.

VIRTUAL BIOPSY(TM) SYSTEM

         The Virtual Biopsy(TM) System allows the endoscopist to distinguish in real time whether colon tissue is normal, pre-cancerous or cancerous, by directing light at tissue through an optical fiber and obtaining an immediate analysis. Use of our system can significantly improve the endoscopist's diagnostic accuracy; enabling the endoscopist to immediately determine the best course of treatment for the patient, reducing the need for additional procedures, minimizing the number of biopsies taken and, in some cases, permitting the physician to combine a diagnostic and therapeutic procedure in one visit.

         The Virtual Biopsy(TM) System is composed of three components:

         *  a console which houses the laser, spectrophotometer, and a computer
         * a virtual biopsy forceps which incorporates an optical probe that transmits and collects light energy when connected to the console, and
         * a proprietary tissue recognition algorithm software that manages system operations and provides data analysis and interpretation of the collected data.

         The Virtual Biopsy(TM) System operates by transmitting low level monochromatic light from the console through the optical fiber and thereby directly to the tissue being analyzed. The tissue in contact with the optical fiber absorbs the light, and the resulting tissue autofluorescence is collected by the same optical fiber and transmitted back to a spectrophotometer within the console for analysis. The result of the analysis is then immediately displayed on the monitor for the endoscopist's use in making his or her interpretation.

         The console consists of a graphic user interface, a computer, a spectrophotometer, a laser light source and a power supply, all of which are incorporated into a mobile rack system on lockable wheels for safe and easy movement and setup. The software includes diagnostic modules that check the system for intrinsic faults or errors that could affect system performance or results. The modules provide the user with specific information allowing him or her to either resolve the problem or contact SPECTRASCIENCE for support and service. The proprietary forceps component, which can be reusable or disposable, is essentially a standard non-electrical biopsy forceps. The forceps includes a central lumen that allows the optical fiber to be more easily positioned during the procedure and makes it more convenient to collect physical biopsy specimens. The optical fiber, when connected to the forceps, serves as an optical conduit between the console and the tissue being examined. The forceps affords the endoscopist the added capability to collect a physical biopsy or do a complete polyp removal without having to remove the optical fiber and replace it with a standard biopsy forceps.

ADVANTAGES OF THE VIRTUAL BIOPSY(TM) SYSTEM

         We believe that the Virtual Biopsy(TM) System offers significant advantages over currently available methods to diagnose and facilitate the treatment of colorectal cancer. Specific advantages include:

         * REDUCTION OF OPPORTUNITY FOR ERROR -- Traditional tissue biopsies involve subjective visual determination by the endoscopist of which tissues to biopsy, and the submission of that tissue sample to a pathology laboratory for analysis. This process introduces the risks of human error in obtaining viable or appropriate tissue samples, determining which tissues to biopsy, accurately reading the pathology slides and potential mislabeling or mishandling of the tissue samples as they are transferred to the external pathology laboratory. In contrast, the Virtual Biopsy(TM)System can assist the physician in determining in real time during the endoscopic procedure, which tissues are normal as opposed to potentially cancerous or cancerous, thereby reducing the number of tissues to be biopsied and reducing the human error in selection of such tissues.

         * SIGNIFICANTLY INCREASES THE ENDOSCOPIST'S DIAGNOSTIC ACCURACY -- We believe that the results of our clinical trials demonstrated that the use of the Virtual Biopsy(TM) System significantly increased the endoscopist's diagnostic accuracy in correctly identifying normal, as opposed to pre-cancerous or cancerous polyps. Our clinical trials revealed the diagnostic accuracy of endoscopists in correctly identifying pre-cancerous or cancerous polyps, through traditional methods, to be approximately 83%. Clinical use of the Virtual Biopsy(TM) System increased the diagnostic accuracy of the endoscopist to differentiate pre-cancerous or cancerous polyps to 96.3%.

         * REAL-TIME FEEDBACK -- The results of traditional tissue biopsies may not be available for several days or even weeks following the biopsy procedure, whereas the Virtual Biopsy(TM) System offers real-time feedback to treating physicians and patients. This also enables the physician to appropriately select an immediate best course of treatment for the patient without rescheduling the patient.

         * REDUCTION OF REDUNDANT PROCEDURES -- The ability to receive immediate diagnostic confirmation as to whether the tissue is normal, as opposed to pre-cancerous or cancerous, through use of the Virtual Biopsy(TM) System, can enable the physician to diagnose and treat the patient appropriately without the need to reschedule a second appointment or procedure. Use of the Virtual Biopsy(TM) System can enable the endoscopist to combine a diagnostic and therapeutic procedure in one visit, with the same instrument and without the need to wait for the pathologist's report.

         * EASE OF USE -- The Virtual Biopsy(TM) System is designed to be familiar and easy to use by physicians. Because the Virtual Biopsy(TM) System forceps are virtually identical to traditional biopsy forceps used by endoscopists, we believe that physicians who have previously performed traditional tissue biopsies and polypectomies can be easily trained to use our system. Additionally, results of the real-time optical analysis are displayed such that no special interpretive skills are necessary.

         * COST EFFECTIVENESS -- The Virtual Biopsy(TM) System offers a less costly alternative to current endoscopic colon cancer screening methods because it may reduce the number of excisional biopsy procedures and additional colonoscopy procedures performed per patient. This will minimize the cost per patient while maximizing the efficiency of the endoscopist's time. Better patient outcomes by earlier detection and treatment will result in saved lives and dollars.

         * LIKELIHOOD OF PATIENT ACCEPTANCE -- We believe the idea that a revolutionary colon cancer screening


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


            technique is available, using "cool laser light" to provide a "virtual biopsy," will be embraced and quickly gain acceptance by the two million people being screened by flexible sigmoidoscopy in the U.S. every year. This is a population of consumers that for the most part are without any symptoms. They are simply "at risk" because they are over 50 years old or have a family history of colon cancer. These people are generally self-motivated to be screened and will seek information and the most advanced techniques available.

DISTRIBUTION, MARKETING AND CUSTOMERS

         At this time, we have limited marketing and sales capabilities. The target market for the Virtual Biopsy(TM) System will be medical centers and physicians. We plan to use strategic partners and a small in-house marketing and business development group to commercialize our products. We plan to:

         * focus our marketing efforts on major cancer and endoscopy centers in the United States, and the leading premier endoscopists and other physicians at those institutions;
         * identify well-respected clinical supporters of the Virtual Biopsy(TM) System and leverage their reputation in the clinical community to generate demand for the Virtual Biopsy(TM) System; and
         *  conduct physician training seminars as necessary.

         We intend to sell our products in the United States directly, and outside the United States through international distributors and corporate partners. We are currently exploring strategic partnerships and distributor relationships with respect to marketing and distributing our products. In the interim, we plan to do the initial pre-marketing, outcome-based clinic studies and utilize high profile clinical partners to establish markets for our products.

         Management will seek potential strategic partners having strong market niches in the field of gastrointestinal medicine. We believe distributing our products through strategic partners:

         * may be more cost-effective and less time-consuming than establishing an in-house sales group in these areas;
         * will allow us to capitalize on the marketing expertise of the strategic partner; and
         * enable us to leverage the market position of our products into other market niches if the strategic partner has an established reputation with prospective purchasers of diagnostic products and proven selling, marketing and distribution capabilities.

         SPECTRASCIENCE's objective is to become a leader in the development and commercialization of advanced spectrophotometric diagnostic products with the capability to differentiate in real time between healthy and pre-cancerous or cancerous tissues. In order to accomplish this we will need to strengthen our marketing capabilities and, pending FDA clearance to market for the Virtual Biopsy(TM) System, we plan to focus our initial marketing efforts on the following areas:

         * BE "FIRST TO MARKET" WITH A VIRTUAL BIOPSY(TM) SYSTEM. We believe that SPECTRASCIENCE will be the first to introduce and market an endoscopic optical biopsy system for colorectal cancer screening that will improve the endoscopist's diagnostic accuracy by providing objective, real-time feedback as to the pathology of suspect tissue.

         * DEMONSTRATE TO THIRD PARTY PAYORS (MEDICARE, BLUECROSS AND BLUESHIELD ETC.) THE CLINICAL UTILITY AND EFFICACY OF THE VIRTUAL BIOPSY(TM)SYSTEM. SPECTRASCIENCE intends to demonstrate to third party payors through outcome-based clinical studies that the use of the Virtual Biopsy(TM)System will improve patient outcomes through earlier detection and decreased patient care costs. SPECTRASCIENCE plans to demonstrate the clinical utility and efficacy of the Virtual Biopsy(TM)System to key physician opinion leaders targeted by management, including those practicing at major cancer centers throughout the United States. We believe that successful outcome-based trials demonstrating better clinical outcomes and the acceptance of the Virtual Biopsy(TM)System by key opinion leaders in the health care industry will be critical elements in gaining market acceptance and third party reimbursement for the Virtual Biopsy(TM)System.

         * DEMONSTRATE TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS THE EASE OF USE OF THE VIRTUAL BIOPSY(TM)SYSTEM. SPECTRASCIENCE intends to demonstrate to endoscopists and other health care providers that the Virtual

            Biopsy(TM)System employs familiar medical technology and equipment, such as the forceps, that are virtually identical to those currently used by endoscopists in performing traditional tissue biopsies. The Virtual Biopsy(TM)System does not require any special interpretive skills to obtain results. We believe that demonstration of the ease of use of the Virtual Biopsy(TM)System, together with demonstration of better clinical outcomes, will aid in gaining market acceptance of the Virtual Biopsy(TM) System. Training seminars will be conducted as necessary to educate endoscopists and other health care providers regarding the proper use of the Virtual Biopsy(TM)System.

         * SEEK TO ESTABLISH STRONG SALES DISTRIBUTION. SPECTRASCIENCE will seek out leading distributors in its target markets both domestically and internationally. These distributors will typically have significant resources and strong franchises which, when coupled with our technology, will increase the likelihood of commercial success. We will also develop an in-house sales and marketing staff to manage and optimize our distribution networks, and to develop and implement marketing strategies.

CLINICAL TRIALS

         SPECTRASCIENCE conducted clinical studies using the Virtual Biopsy(TM) System to aid endoscopists in the detection of colorectal cancer at three major medical centers and one group practice:

         *  The Mayo Clinic in Rochester, Minnesota;
         *  Massachusetts General Hospital in Boston, Massachusetts;
         *  Hennepin County Medical Center in Minneapolis, Minnesota; and
         * Minnesota Gastroenterology PA, which has 48 gastroenterologists practicing at multiple sites in both Minneapolis and St. Paul, Minnesota and surrounding areas

         In April 1998, we had a meeting with the Gastroenterology/Urology branch of the Food and Drug Administration ("FDA") prior to submitting our Pre-Market Approval application, to review our Phase I data, clinical protocols and clinical results collected on 306 patients during our multi-center clinical trials with the Virtual Biopsy(TM) System. In this multi-center study, we attempted to show that the Virtual Biopsy(TM) System is a valuable tool for use during endoscopy of the colon to improve the ability of the endoscopist to identify and distinguish between normal, and pre-cancerous or cancerous tissue during a colon examination.

         The initial results of our clinical study, which were presented to the FDA, demonstrated that use of the Virtual Biopsy(TM) System improves the diagnostic accuracy of the endoscopist in accurately detecting pre-cancerous and cancerous polyps. The FDA requested that we obtain additional patient data to demonstrate the reproducibility of the algorithm's accuracy prior to filing our Pre-Market Approval application. The collection of this additional patient data was completed and we proceeded to submit our modular approach Pre-Market Approval application in September 1998.

         The Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee for the FDA reviewed our Pre-Market Approval submission for the Virtual Biopsy(TM) System on November 19, 1999. The role of the panel regarding our Pre-Market Approval submission was to provide a recommendation to the agency on FDA regulatory issues pertaining to the submission. All aspects of our Pre-Market Approval submission were discussed by the panel, which was composed of several physician specialists in Gastroenterology, Urology, and Surgery as well as non-voting representatives from Nursing and Industry. After a full day meeting, the panel voted to recommend FDA clearance for SPECTRASCIENCE to market its Virtual Biopsy(TM) System for use in colonoscopy and flexible-sigmoidoscopy. The recommendation included a post-approval study that SPECTRASCIENCE had already planned to conduct to secure third party reimbursement.

         In February 2000, the FDA requested that management address queries raised by their advisory panel and the Office of Device Evaluation's reviewing staff regarding the pre-market approval application. The queries were to be addressed by re-analyzing our statistical results to ensure the Virtual Biopsy(TM) System can be appropriately labeled. As of the date of this prospectus, we have responded to the request by the FDA regarding labeling and further data analysis. At present, a final approval is still necessary before we can commercialize the Virtual Biopsy(TM) System. We expect our application to receive final FDA approval in 2000 with a requirement by the FDA to conduct a post-approval clinical study using the Virtual Biopsy(TM) System as an adjunct tool during flexible sigmoidoscopies. It is still possible however, that the FDA could request additional clinical data or otherwise disapprove our application, requiring us to start over.


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


         We are also conducting a multi-center clinical feasibility trial for the detection of esophageal cancer at the Mayo Clinic and the University of California at San Francisco (UCSF). In general, Barrett's esophagus is a known risk factor for esophageal cancer. This clinical trial is designed to determine the viability of using spectroscopic techniques to detect esophageal cancer in Barrett's patients, and to develop and demonstrate the feasibility of the Virtual Biopsy(TM) System. We plan to expand these clinical trials in 2000.

COMPETITION

         The medical device industry is highly competitive. We believe we have few direct competitors in applying spectroscopy for the differentiation of normal and cancerous tissues in the colon; however, the development of products using spectroscopic diagnostics for various medical specialties is growing rapidly. To the best of our knowledge, no other competitors have completed FDA clinical studies or submitted a pre-market approval application to the FDA for the detection of colorectal cancer. The companies that are listed below have developed or are in the process of developing products that use spectroscopic technology that could potentially compete with our products or technologies.

         * Xillix Technologies (Richmond, British Columbia, Canada) has an approved product for detection of cancer in the lungs, the LIFE-Lung system, which it began to commercialize in 1998. This product uses light-based spectroscopy to detect and localize lung cancer and costs approximately $200,000 per system. Xillix was also developing the LIFE-GI system to detect gastrointestinal cancers of the esophagus, stomach, intestines and colon. Under the terms of an agreement, Olympus Optical Co. of Japan agreed to help finance Xillix's development work in exchange for rights to market the LIFE-Lung and LIFE-GI systems worldwide. The LIFE-GI system was about to enter the final stages of clinical testing when Xillix filed charges against Olympus. The charges state that Olympus obtained trade secrets from Xillix and used the trade secrets for their own benefit. As a result, Xillix has suspended development and distribution of its products and in order to conserve capital for prosecution of its claims, Xillix permanently laid-off 80% of its work force in August 1999. Xillix's legal advisors believe the arbitration proceedings will be completed before the end of 2000.

         * SpectRx (Norcross, GA) is focused on the development and manufacture of painless and bloodless spectrophotometry based alternatives to currently available medical diagnostic and monitoring procedures. Their first fully developed product, BiliCheck, is for the monitoring of infant jaundice and began to be commercialized in 1999. They are developing other spectroscopy systems that offer less invasive and painless alternatives to blood tests currently used for glucose monitoring, and diabetes screening which are in various stages of development. In December 1999, they expanded their agreement with Abbott Laboratories to include joint development of a continuous glucose monitor for diabetes. Under the terms of the expanded agreement, Abbott, in exchange for a $5.25 million equity investment, has exclusive worldwide marketing rights to continuous monitoring as well as single-use monitoring applications of the technology. SpectRx is also developing non-invasive cervical and skin cancer detection systems in partnership with Welch Allyn. FluorRx, a sister company to SpectRx, is also developing spectroscopy systems for other clinical chemistry diagnostics.

         * MediSpectra, Inc. (Lexington, MA) has been focused on developing a system that improves on the current standards for cervical cancer detection. The system they are developing is an in-vivo, non-contact device that simultaneously uses UV fluorescence and white light to scan the cervix in a single measurement. It then uses the measurement to localize sites for biopsy, the goal being to detect high-grade precursors to cervical cancer. In November 1999, MediSpectra announced that preliminary data they collected using their second generation research device, correctly identified pre-cancerous cervical lesions with an accuracy superior to the current diagnostic standard of care. They plan to initiate clinical studies in mid-2000.

         * Mediscience Technology (Cherry Hill, New Jersey) has conducted feasibility clinical studies for oral leukopakia, a pre-cancerous condition of the mouth, with a prototype product called CD SCAN. They also plan to conduct clinical studies in the areas of breast cancer and Barrett's esophagus with products using spectroscopic technology.


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


         * Lasertec International, Inc. (Stamford, Connecticut) expects to have results from ongoing human trials of its Photo Therapic Resonancy System in several months. Their technology is currently focused on the diagnosis and treatment of bladder cancer, but they plan to expand their technology to the diagnosis of laryngeal cancer. Their product differs from other cancer diagnostic products because it is designed to eliminate the cancer by causing the cancer cell to destroy itself.

         * Lifespex (Kirkland, Washington) is a development stage company that has successfully completed feasibility clinical studies with its cervical cancer detection device called CERVISCAN. Lifespex is also conducting initial testing for its skin cancer detection device.

         * Polartechnics, Inc (Sidney, Australia) is developing a tissue auto-fluorescence probe for cervical cancer detection called the TruScan. The company has initiated clinical trials in Europe for the detection of cervical cancer. Polartechnics has a strategic alliance with Ethicon, a wholly owned subsidiary of Johnson & Johnson, under which Polartechnics could receive up to $18 million in the form of milestone payments, and Ethicon has certain distribution and marketing rights for the TruScan. Polartechnics has received several milestone payments. Additionally, on February 2, 2000 Polartechnics announced a successful placement of its shares, raising $13.2 million, which they plan to use to accelerate commercialization of the TruScan. The company has obtained ISO 9001 Certification and projects a 2000 European launch for TruScan. Polartechnics' second product, SkinPolarprobe, a melanoma detection device, has been placed in clinics in Australia for testing and development. Polartechnics plans to expand placement of the Skin Polarprobe to clinics in the U.S. in 2000.

         Many of these companies have substantially greater resources than we do, either internally or in combination with strategic partners. These resources may allow them to develop, market and distribute technologies or products that could be more effective than those developed or marketed by us, or that would render our technologies and products obsolete. The resource advantages they may have are:

         *  greater capital resources        *  greater resources and expertise
         *  greater manufacturing resources     in the areas of research and
         *  greater resources and expertise     development
            in testing products in clinical  *  greater expertise in obtaining
            trials                              regulatory approvals
                                             *  greater resources for marketing
                                                and sales activities

MANUFACTURING

         To date, SPECTRASCIENCE has not yet commercialized any of its products. Our manufacturing activities have consisted of assembling a limited number of Virtual Biopsy(TM) Systems for use in pre-clinical and clinical trials, and for ISO certification. We do not have experience in manufacturing our products in commercial quantities or with the yields that will be necessary for us to achieve significant commercial sales. Currently, we complete the assembly of the Virtual Biopsy(TM) System console in-house. The software is developed in-house in conjunction with outside consultants, and the forceps are produced by a leading, U.S. contract manufacturer of medical forceps. We assemble the components, many of which are widely available, and inspect and test the completed systems at our facilities.

         Our Virtual Biopsy(TM) System will have to be manufactured in accordance with current Quality System Regulations requirements in order for us to sell our products in the U.S., and ISO 9001 standards in order for us to sell our products in the European Union. These requirements impose certain procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities, as well as upon those third parties with whom we contract to perform certain manufacturing processes.

         Many of the raw materials or components used in the manufacture of our products are "off the shelf" items and are available from more than one vendor. We do have certain components needed for the manufacture of our product, such as the laser light source, spectrophotometer and Optical Biopsy Forceps, which are available only from single or limited source suppliers. The process of qualifying additional or replacement vendors for certain components or services can be time-consuming and expensive, especially in the medical device industry.

         We currently have an agreement with a leading contract manufacturer of medical forceps in the United States, under which they have agreed to supply us with the quantities of forceps that we require. This agreement expires no earlier than March 2003 but may be renewed by the contract manufacturer for an additional two years upon six months' notice. Even though the performance of the suppliers of the forceps and other components and raw materials has generally been satisfactory, they may not continue to perform up to our standards, meet government regulations or handle labor unrest, if any.

PATENTS AND PROPRIETARY RIGHTS

         Our ability to obtain and maintain patent protection for our products, preserve our trade secrets and operate without infringing on the proprietary rights of others will directly affect how successful our operations will be. There are certain technological aspects of our products that are not covered by any patents or patent applications. Our strategy regarding the protection of our proprietary rights and innovations is to seek patents on those portions of our technology that we believe are patentable, and to protect as trade secrets other confidential information and proprietary know-how. We seek to protect our trade secrets and proprietary know-how by obtaining confidentiality and invention assignment agreements in connection with employment, consulting and advisory relationships.

         We currently own exclusive rights to a total of six issued, allowed and pending U.S. patents and applications, and four pending international patent applications. SPECTRASCIENCE has two issued U.S. patents, one which is entitled "Optical Biopsy Forceps" (U.S. Patent 5,763,424) and the other which is entitled "Optical Biopsy Forceps System and Method of Diagnosing Tissue" (U.S. Patent 6,066,102), two related allowed and one related pending U.S. patent applications. SPECTRASCIENCE is the exclusive licensee through The Massachusetts General Hospital of U.S. Patent 5,843,000 entitled "Optical Biopsy Forceps and Method of Diagnosing Tissue" and a pending international patent application. The patents expire between November 2012 and May 2016. The issued patent and pending patent applications are focused on types of forceps having an optical fiber and biopsy jaws which are positioned to take samples for biopsy from the precise area of view of the optical fiber, methods of tissue diagnosis using these forceps, and the Virtual Biopsy(TM) System. Each of the international applications designates twenty countries for patent protection.

         In addition to the patents and patent applications described above, SPECTRASCIENCE has a licensing arrangement with Massachusetts General Hospital's Wellman Laboratories of Photomedicine. The arrangement provides that certain patents that result from the Wellman Lab's research on cancer detection will be licensed exclusively to us. The Massachusetts General Hospital license is exclusive through the life of the licensed patents, subject to customary diligence requirements for commercially reasonable best efforts to introduce products in the United States, Europe and Japan within three years, or such revised period as may reasonably be needed due to technical difficulties or delays in clinical studies or regulatory processes. SPECTRASCIENCE has also signed an exclusive license agreement with Advance Photodynamic Technologies, Dr. Merrill Biel, for the rights to certain proprietary spectrophotometric technology.

         The patent and trade secret positions of medical device companies like SPECTRASCIENCE, are uncertain and involve complex and evolving legal and factual questions. To date, no claims have been brought against SPECTRASCIENCE alleging that our technology or products infringe intellectual property rights of others. Often, patent and intellectual property disputes in the medical device industry are settled through licensing or similar arrangements. However, there can be no assurance that necessary licenses from other parties would be available to us on satisfactory terms, if at all. The costs associated with such arrangements may be substantial and could include ongoing royalties.

         United States patent applications are secret until patents are issued or corresponding foreign applications are published in other countries. Since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that SPECTRASCIENCE was the first to invent the inventions covered by each of its pending patent applications, or that it was the first to file patent applications for such inventions. In addition, the laws of some foreign countries do not provide the same degree of intellectual property right protection as do the laws of the United States. Litigation associated with patent or intellectual property infringement or protection can be lengthy and prohibitively costly. There can be no assurance that SPECTRASCIENCE would have the financial resources to defend its patents from infringement or claims of invalidity; or to successfully defend itself against intellectual property infringement claims by third parties.

GOVERNMENT REGULATION

UNITED STATES


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         Extensive government regulation, both in the United States and internationally, controls the design, manufacture, labeling, distribution and marketing of our products, particularly regarding product safety and effectiveness. In the United States, medical devices are subject to review and clearance by the FDA. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices.

         The Food, Drug, and Cosmetic Act, the Public Health Service Act, the Safe Medical Devices Act of 1990 and other federal statutes and regulations also govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, clearance, advertising and promotion of such products.

         If we fail to comply with applicable requirements we could face:

         *  fines, injunctions, or civil       *  total or partial suspension of
            penalties                             production
         *  recall or seizure of our products  *  inability to obtain pre-market
         *  criminal prosecution                  clearance/approval for our
         *  a recommendation that we not be       devices
            allowed to contract with the       *  withdrawal of marketing
            government                            approvals

         In the United States, medical devices are assigned to one of three classes depending on the controls the FDA deems necessary to ensure the safety and effectiveness of the device. The Virtual Biopsy(TM) System is a Class III device. In addition to adhering to general controls to which all medical devices are subject, a Class III device must receive pre-marketing approval to ensure its safety and effectiveness prior to commercialization.

         FDA approval to distribute a new device can be obtained in one of two ways. If a new or significantly modified device is "substantially equivalent" to an existing legally marketed device, the new device can be commercially introduced after filing a 510(k) pre-market notification with the FDA and the subsequent issuance by the FDA of an order permitting commercial distribution. Changes to existing devices that do not significantly affect safety or effectiveness may be made without an additional 510(k) notification. The Company received 510(k) clearance from the FDA for its disposable and reusable Optical Biopsy Forceps in December 1996.

         A second, more comprehensive approval process applies to a Class III device that is not substantially equivalent to an existing product. First, the applicant must conduct clinical trials in compliance with testing protocols approved by the Institutional Review Board at each participating research institution. These boards oversee and approve all clinical studies at their institutions. Second, a pre-market approval application must be submitted to the FDA describing:

         *  the clinical trial results     *  the device and its components
         *  the methods, facilities and    *  proposed labeling
            controls used for manufacture  *  the demonstration that the product
            of the device                     is safe and effective

Finally, the manufacturing site for the product subject to the pre-market approval must pass an FDA pre-approval inspection.

         A pre-market approval application, also referred to as a PMA application, must be supported by valid scientific evidence to demonstrate safety and efficacy of the device, and, if applicable, must contain:

         *  results of all relevant bench       *  laboratory and animal
            tests                                  studies
         *  pre-clinical and human clinical     *  a complete description of
            trial data                             the device and its components
         *  a detailed description of the       *  proposed labeling
            methods, facilities and controls    *  advertising literature
            used to manufacture the device
         *  training methods, if required

         Certain devices require an Investigation Device Exemption application to be filed. The Virtual Biopsy(TM) System is considered a "non-significant risk" device and therefore does not require an IDE application.

         If the FDA determines, upon receipt of the pre-market approval application, that the application is sufficiently complete to permit a substantive review, they will accept the application for filing. They then begin an in-depth review of the application. This review typically can take from six months to two years from the date the application is accepted for filing; but could be significantly longer. The review time is often significantly extended due to the FDA asking for more information or clarification of information previously submitted. During the review period, a panel primarily composed of clinicians and acting as an


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


advisory committee, will likely be convened to review and evaluate the application. The panel will provide recommendations to the FDA as to whether the device should be approved; but the FDA is not bound by those recommendations. Toward the end of the application review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with the applicable Quality System Regulations requirements.

         The FDA has attempted to streamline the pre-market approval review process to increase efficiency and effectiveness by adopting a "modular approach to PMA review." The essence of this relatively new modular approach is to break the contents of a pre-market approval application into well-delineated components, and to have reports of each component submitted as soon as the applicant has performed the testing and analysis. The application is viewed as a compilation of sections, or "modules," that together become a complete application. The FDA assigns a stable team to the project and reviews each module report as soon as it is received, building a complete record of review. This process allows more rapid closure when the last components are submitted because much of the work will already have been completed. The final modules submitted will usually consist of a final clinical data report, revised proposed labeling and a draft Summary of Safety and Effectiveness Data. In general, final manufacturing information and notice of an inspection-ready facility is acceptable as a "late" module so long as it arrives within 90 days of the complete pre-market approval application filing.

         If FDA evaluations of both the pre-market approval application and the manufacturing facilities are favorable, the FDA will issue either an approval letter or a conditional approval letter which contains a number of conditions that must be satisfied in order to secure final approval of the pre-market approval application. When and if those conditions are fulfilled to the satisfaction of the FDA, they will issue a pre-market approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the pre-market approval application or manufacturing facilities is not favorable, the FDA will deny approval of the application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case pre-market approval could be delayed for several years while additional clinical trials are conducted and submitted in an amendment to the pre-market approval application. The pre-market approval process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

         In April 1998, SPECTRASCIENCE had a pre-submission meeting with the Gastroenterology/Urology branch of the FDA to review data, clinical protocols and clinical results collected during its multi-center clinical trials using the Virtual Biopsy(TM) System. The clinical study design and statistical methods were considered "appropriate" by the FDA, but they requested we obtain additional patient data to demonstrate the reproducibility of the algorithm's accuracy prior to filing our pre-market approval application. We obtained this additional patient data and subsequently received FDA approval to submit our pre-market approval application through the FDA's modular approach to pre-market approval review in September 1998. SPECTRASCIENCE submitted modules in support of its pre-market approval filing beginning in September 1998. On November 19, 1999, the Gastroenterology and Urology Devices Panel of the Medical Devices Advisory Committee for the FDA reviewed our submission for the Virtual Biopsy(TM) System. All aspects of the submission were discussed by the panel, which was composed of several physician specialists in Gastroenterology, Urology, and Surgery as well as non-voting representatives from Nursing and Industry. After a full day meeting, the panel voted to recommend FDA clearance for SPECTRASCIENCE to market its Virtual Biopsy(TM) System for use in colonoscopy and flexible-sigmoidoscopy. The recommendation included a post-approval study. In February 2000, the FDA requested us to address queries raised by the advisory panel and the Office of Device Evaluation's reviewing staff regarding our application. The queries were to be addressed by re-analyzing our statistical results to ensure the Virtual Biopsy(TM) System could be appropriately labeled. As of the date of this prospectus, we have responded to the request by the FDA regarding labeling and further data analysis. At present, we are awaiting final FDA determination and final clearance to market for the Virtual Biopsy(TM) System. Management anticipates that SPECTRASCIENCE will obtain FDA approval of its pre-market approval application in 2000. There can be no assurance that the application will be approved by the FDA or that the FDA will not request additional data or otherwise require us to conduct further clinical trials, thereby causing SPECTRASCIENCE additional delay and expense.

         Any products manufactured or distributed pursuant to FDA clearances or approvals, are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences when using the product. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies. The Food Drug and Cosmetic Act requires devices to be manufactured in accordance with Quality System Requirements regulations, which impose procedural and documentation requirements upon a manufacturer and any of its contract manufacturers with respect to manufacturing and quality assurance activities. Quality System Requirements regulations also require design controls and maintenance of service records. Changes in existing requirements or adoption of new requirements or policies could adversely affect our ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition or results of operations.

         SPECTRASCIENCE is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. SPECTRASCIENCE will be subject to additional federal, state and local environmental laws when commercial development and production of the Virtual Biopsy(TM) System begins. We are not aware of any manufacturing methods for the Virtual Biopsy(TM) System that will require extensive or costly compliance with environmental regulations. However, since laws change over time there can be no assurance that SPECTRASCIENCE will not be required to incur significant costs to comply with all applicable laws and regulations in the future, or that the impact of changes in those laws or regulations or adoption of new laws and regulations will not have a material adverse effect upon SPECTRASCIENCE's ability to do business.

EUROPEAN UNION AND OTHER COUNTRIES

         The primary regulatory environment in Europe is that of the European Union. The European Union consists of 15 countries encompassing most of the major countries in Europe, including SPECTRASCIENCE's principal anticipated international markets. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trial, labeling, and adverse event reporting for medical devices. The principal directive prescribing the laws and regulations pertaining to medical devices in the European Union is the Medical Devices Directive, 93/42/EEC.

         Devices that comply with the requirements of the Medical Devices Directive will be entitled to bear the CE mark, indicating that the device complies with the essential requirements of the applicable directive. In order to sell a medical device in the European Union, the product must have the CE mark. Generally, companies receive ISO certification and then obtain the CE mark. SPECTRASCIENCE is currently seeking ISO 9001 certification and CE marks for the Virtual Biopsy(TM) System. As of the date of this prospectus SpectraScience successfully completed a final audit necessary to receive ISO 9001 Certification. A CE Mark application will be filed shortly following ISO Certification. We expect to have secured the necessary approvals to make sales in the European Union in the year 2000. There can be no assurance that we will receive ISO certification or a CE mark for any of our products or product components in a timely manner or at all. Furthermore, even though a device bears the CE Mark, practical complications have arisen with respect to market introduction because of differences among countries in areas such as labeling requirements. SPECTRASCIENCE may be required to spend significant amounts of capital in order to comply with the various regulatory requirements of foreign countries.


THIRD PARTY REIMBURSEMENT

         In connection with the Balanced Budget Act of 1997, Congress approved regular colorectal cancer screening tests for the 37.3 million Americans covered by Medicare. Medicare now covers, for individuals over the age of 50, annual fecal occult blood tests, screening flexible sigmoidoscopies every three to five years and colonoscopies for high-risk individuals every two years. An estimated 80-90 million Americans are considered at-risk because they are over 50 years old, have a family history of colorectal cancer, or have a personal history of polyps or inflammatory bowel disease. Management believes that this increase in Medicare reimbursement for colorectal cancer screening will increase the incidence of flexible sigmoidoscopies and enhance the market opportunity for the Virtual Biopsy(TM) System.

         We plan to market and sell the Virtual Biopsy(TM) System and other products primarily through hospitals and clinics. In the United States, the purchasers of medical devices generally rely on Medicare, Medicaid, private health insurance plans, health maintenance organizations and other sources of third party reimbursement for health care costs, to reimburse all or part of the cost of the procedure in which the medical device is used. Sales of the Virtual Biopsy(TM) System and other proposed products will be substantially dependent on the availability of adequate reimbursement from these third party payors for procedures carried out using our products. Regardless of the type of reimbursement system, we believe that physician advocacy of our products will be required to obtain reimbursement. We believe that less invasive procedures generally provide less costly overall therapies as compared to conventional drugs, surgery and other treatments. We anticipate that hospital administrators and physicians would justify the use of our products by the cost and time savings recognized, and clinical benefits that we believe would be derived from the use of our products.

         Third party payors determine whether to provide coverage for a particular procedure and reimburse health care providers for medical treatment at a fixed rate based on the diagnosis-related group established by the United States Health

Care Financing Administration. The fixed rate of reimbursement is based on the procedure performed and is unrelated to the specific type or number of devices used in a procedure. If a procedure is not covered by a diagnosis-related group, payors may deny reimbursement. If reimbursement for a particular procedure is approved, third party payors will reimburse health care providers for medical treatment based on a variety of methods, including a lump sum prospective payment system based on a diagnosis-related group or per diem, a blend between the health care provider's reported costs and a fee schedule, a payment for all or a portion of charges deemed reasonable and customary, or a negotiated per capita fixed payment.

         Virtual biopsies are not currently approved for reimbursement by third-party payors, and there can be no assurance that the Virtual Biopsy(TM) System will be approved for any third party reimbursement, even if it proves to play a significant role in improving the endoscopist's ability to accurately differentiate among polyps in the colon, thereby leading to early detection and subsequent treatment of colorectal cancer. However, diagnosis-related group reimbursement for endoscopic procedures such as flexible sigmoidoscopy, colonoscopy and polypectomy, including fees for biopsies, has been established.

         Medical equipment capital costs incurred by hospitals are reimbursed separately from diagnosis-related group payments. Changes in federal legislation, or policies of the government or third-party payors that reduce reimbursements under capital cost pass through systems, could adversely affect the market for our products.

         Funding for Medicare and Medicaid is subject to limits set by Congress. In 1997, as part of the Balance Budget Act of 1997, Congress approved Medicare coverage for preventive colorectal cancer screening tests. Because studies have shown that colorectal cancer screening can prevent 20%-40% of potential colorectal cancers and 30%-50% of colorectal cancer deaths, we believe that such funding should lead to:

         *  greater awareness of colorectal cancer among the general population,
         *  larger budgets for screening,
         *  higher reimbursement levels, and
         * the potential establishment of new reimbursement codes for new technologies like the Virtual Biopsy(TM) System. This does not however, provide any assurances that the increased funding will lead to third party reimbursement for the Virtual Biopsy(TM) System.

         We expect that there will be continued pressure on cost-containment throughout the United States health care system. Cost reduction, cost containment, managed care, capitation pricing (pricing based on a fixed price per procedure, rather than on the number of disposable products or hospital supplies used), and consignment sales are becoming more and more common, not only in the United States but also in many European countries and Japan. Limits on third-party reimbursements that lead to cuts in reimbursements for new or experimental procedures would affect the ability of smaller companies with new technologies, to compete with larger established firms.

         Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems. Market acceptance of SPECTRASCIENCE's products will depend on the availability and level of reimbursement in international markets we target. There can be no assurance that the Company will obtain reimbursement in any country within a particular time, for a particular time, for a particular amount, or at all.

         We are unable to predict what additional legislation or regulation relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, if any, or what effect it might have on us. Reforms may include:

         *  mandated basic health care        *  greater reliance on prospective
            benefits                             payment systems
         *  controls on health care spending  *  the creation of large insurance
            through limitations on the growth    purchasing groups
            of private health insurance       *  fundamental changes to the
            premiums and Medicare and            health care delivery system
            Medicaid spending

Management anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment mechanisms. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which reform proposals, if any, will be adopted, when they may be adopted or what impact they may have on SPECTRASCIENCE. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing our products, could have a material adverse effect on our business, financial condition and results of operations.

PRODUCT LIABILITY AND INSURANCE

         The development, manufacture and sale of medical products and devices entail significant risk of product liability and product failure claims. We face an inherent business risk of financial exposure to product liability claims in the event that the use of our products results in personal injury or death. Clinical trials or marketing of any of our products may expose us to liability claims resulting from the use of such products. SPECTRASCIENCE has conducted only limited clinical trials and does not yet have, and will not have for a number of years, significant clinical data to allow us to measure the risk of product liability claims with respect to its products. SPECTRASCIENCE also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. There can be no assurance SPECTRASCIENCE will not experience losses due to product liability claims or recalls in the future, or that any claims or recalls would not have a material adverse effect on our business, financial condition and results of operations. Even if a product liability claim is unsuccessful, the time and expense of defending ourselves may adversely affect our business, financial condition and results of operations. We currently maintain a product liability insurance policy with an aggregate and per occurrence limit of $2,000,000. There can be no assurance that the coverage limits of our insurance policies will be adequate to protect us against claims that might be brought against us. An inability to maintain insurance under terms acceptable to SPECTRASCIENCE could prevent or inhibit clinical testing of or commercialization of products we develop.

EMPLOYEES

         As of June 30, 2000, SPECTRASCIENCE had 12 full-time employees, nine of whom were engaged in product engineering design and development, manufacturing, and regulatory affairs, and three of whom were engaged in sales and marketing, and finance and administration. SPECTRASCIENCE is not subject to any collective bargaining agreement and management believes that employee relations are generally satisfactory.

         SPECTRASCIENCE relies heavily on external consultants in the financial, regulatory, software development and design engineering areas. We have been successful in attracting and retaining qualified technical personnel. There can be no assurance, however, that we will be able to continue to attract or retain the skilled employees we require for profitable operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

PLAN OF OPERATION

         For the past three years SPECTRASCIENCE has been focused on the design, development, clinical testing, and regulatory approval of the Virtual Biopsy(TM) System as an adjunctive tool during endoscopy of the colon. As discussed in the clinical trials section, we are currently awaiting final determination of the FDA regarding our pre-market approval application, and final clearance to market in the United States for the Virtual Biopsy(TM) System. During the next year management intends to:

         * conduct outcome-based clinical trials to collect clinical data to support and establish reimbursement;
         *  develop relationships with key physicians;
         * commercialize the Virtual Biopsy(TM) System after FDA approval is received;
         * establish manufacturing processes and/or relationships for our products;
         *  obtain ISO 9001 certification and the CE mark for our products;
         *  conduct post approval studies if required by the FDA; and
         *  expand the applications for our products.

         SPECTRASCIENCE raised $3.5 million through a December 1999 Private Placement of its common stock. The cash position of SPECTRASCIENCE on March 31, 2000 was $4,477,138. Management believes this amount of cash is sufficient to fund operations for at least the next fifteen months, based upon the current business plan and projections, in light of anticipated costs and expenditures and demand for our products. We believe we will be able to implement the above strategies without the need to purchase or lease significant pieces of equipment or additional plant space. We believe we will need to hire additional employees in 2000 to support manufacturing after we receive FDA clearance to market for the Virtual Biopsy(TM) System, as well as additional administrative and in-house marketing and research and development personnel.

RESULTS OF OPERATIONS

         The following discussion of SPECTRASCIENCE's financial condition and results of operations should be read in conjunction with the Financial Statements and the notes thereto included in this prospectus.

QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999

         REVENUE. We recorded no revenue for the quarters ended March 31, 2000 and 1999. We do not expect to begin generating revenue until after FDA clearance has been obtained for the Virtual Biopsy(TM) System.

         RESEARCH AND DEVELOPMENT. Research and development expenses for the quarter ended March 31, 2000 totaled $334,573 compared to $282,024 for the quarter ended March 31, 1999. The increase of $52,549, or 18.6%, was primarily due to higher salary, rent and travel expenses. The increased salary expense was partially due to having an additional engineer on staff that was not an employee during the first quarter of 1999. The higher rent expense is due to leasing a larger facility compared to the facility we occupied during the first quarter of 1999, and the travel expenses were incurred to attend a meeting with the FDA. These higher expenses were partially offset by lower consulting and legal fees related to proprietary rights.

         SELLING, GENERAL & ADMINISTRATIVE. Selling, general and administrative expenses for the quarter ended March 31, 2000 totaled $242,518 compared to $193,507 for the quarter ended March 31, 1999. The increase of $49,011, or 25.3% was primarily due to increased salary, convention, and travel expenses. The increased salary, convention and travel expenses are due to having a vice president of sales and marketing on staff that was not with the company during the same period in 1999, and his related marketing activities. The increased expenses were partially offset by lower shareholder expenses and lower consulting expenses.

         INTEREST AND OTHER INCOME (EXPENSE). Interest and other income for the quarter ended March 31, 2000 was $52,588 compared to $15,238 for the same period in 1999. This represented an increase of $37,350 or 245.1%, and is attributable to higher interest income. The higher interest income is due to higher cash balances during the quarter ended March 31, 2000.

         NET LOSSES. As a result of the above factors, we reported a net loss of $524,503 for the quarter ended March 31,

2000, compared to a net loss of $460,293 for the quarter ended March 31, 1999. This represented an increase of $64,210, or 13.9%, and was primarily due to increased salary and facilities expenses. The net loss was $.08 per share for the quarter ended March 31, 2000, compared to a net loss of $.09 per share for the same period in 1999. We anticipate that our net loss will increase at least through fiscal year 2000 as we begin to commercialize the Virtual Biopsy(TM) System, continue our research and development efforts to develop applications for the Virtual Biopsy(TM) System in other medical specialties and investigate other potential opportunities for our technologies.


FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998

         REVENUE. We recorded no revenue for the years ended December 31, 1999 and 1998.

         RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 1999 totaled $1,356,986, compared to $1,719,171 for the year ended December 31, 1998. This represented a decrease of $362,185, or 21.1%. The lower costs can be primarily attributed to the fact that a majority of the design and development costs of the Virtual Biopsy(TM) System were incurred in 1998, as well as a substantial portion of the related clinical trial expenses. During 1999 the product was moved through the clinical trial phase towards the production phase. This phase of our products' development is more labor intensive than the initial design and development phase.

         Therefore, our salary expense and tools and supplies expense was higher in 1999, but was more than offset by lower expenses in the areas of consulting, design engineering, purchased services and contract payments. We had substantially lower legal expenses related to intellectual property filings, and increased facilities expenses due to our relocation into a larger facility. We had expenses related to an inventory revaluation in 1998 that we did not have in 1999. The inventory revaluation was due to the replacement of the SGS console with second generation technology currently used in our Virtual Biopsy(TM) System.

         SELLING, GENERAL & ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1999 totaled $794,221, compared to $746,953 for the year ended December 31, 1998. This represented an increase of $47,268, or 6.3%. The resignation of Mr. Chew, our former CFO, in July 1998, coupled with the untimely death of Mr. McMahon, our former President and CEO, in December 1998 required management to incur increased expenses in the areas of financial management and investor relations consulting. The increased consulting expenses were partially offset by lower salary expenses and lower travel expenses. We had increased legal expenses due to fund raising activities and our delisting from the Nasdaq SmallCap Market. We had increased shareholder relations expenses due to our fund raising activities and increased costs for our annual meeting.

         INTEREST AND OTHER INCOME (EXPENSE). Interest and other income for the year ended December 31, 1999 totaled ($28,626), compared to $51,982 for the year ended December 31, 1998. This represented a decrease of $80,608, or 155.1%. We had higher interest income due to higher cash balances throughout 1999 compared to 1998. However, the interest income was completely offset by other expenses.

         NET LOSSES. As a result of the above factors, we reported a net loss of $2,179,833 for the year ended December 31, 1999, compared to a net loss of $2,414,142 for the year ended December 31, 1998. This represented a decrease of $234,309, or 9.7%, and was primarily due to decreased research and development costs. The net loss was $.41 per share for the year ended December 31, 1999, compared to a net loss of $.52 per share for the year ended December 31, 1998.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

         REVENUE. We recorded no revenue for the years ended December 31, 1998 and 1997.

         RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 1998 totaled $1,719,171, compared to $1,095,281 for the year ended December 31, 1997. This represented an increase of $623,890, or 57.0%. The increase was primarily due to:

         * increased salary expense related to the hiring of two additional personnel during the first half of 1998,
         * increased expenses related to the multi-center clinical trials on the OBS for colorectal cancer and feasibility studies for esophageal cancer,

         *  an inventory revaluation associated with a change in product design,
         * increased consulting and product testing expenses relating to the submission of the Modular PMA application to the FDA, and
         *  increased design engineering expenses.

         SELLING, GENERAL & ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1998 totaled $746,953, compared to $679,809 for the year ended December 31, 1997. This represented an increase of $67,144, or 9.9%. This increase was primarily due to increased investor relations expenses and legal expenses. We used the services of our investor relations consultant for the entire year in 1998 compared to only four months in 1997 to assist in the process of informing brokers and analysts throughout the United States about the Company and its technologies. We also incurred increased legal and other professional service expenses in connection with the filing of a registration statement relating to a public offering of our common stock, which was later discontinued due to unfavorable market conditions.

         INTEREST AND OTHER INCOME. Interest and other income for the year ended December 31, 1998 totaled $51,982, compared to $131,299 for the year ended December 31, 1997. This represented a decrease of $79,317, or 60.4%, and was due to lower average cash balances during 1998 compared to 1997.

         NET LOSSES. As a result of the above factors, we reported a net loss of $2,414,142 for the year ended December 31, 1998, compared to a net loss of $1,643,791 for the year ended December 31, 1997. This represented an increase of $770,351, or 46.9%, and was primarily due to increased research and development costs and lower interest and other income. The net loss was $.52 per share for the year ended December 31, 1998, compared to a net loss of $.37 per share for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

         SPECTRASCIENCE has financed its operations since 1992 principally through private placements of its common and preferred stock. From October 1992, when we began development of our current products and changed our name, until December 31, 1999, we had obtained funds aggregating approximately $16.2 million in net proceeds from the issuance of common stock and preferred stock. As of December 31, 1999, SPECTRASCIENCE had cash and cash equivalents of $4,362,120 and working capital of $3,518,136. As of March 31, 2000, SPECTRASCIENCE had cash and cash equivalents of $4, 477,138 and working capital of $3,629,507.

         In 1999, SPECTRASCIENCE completed two private placements of common stock. In March 1999, a private placement of 293,750 shares of its common stock at $4.00 per share was completed. In December 1999, multiple closings placed 995,285 shares of common stock at $3.50 per share. The private placement was completed in January 2000 after placing an additional 13,000 shares of common stock at $3.50 per share. A total of 1,008,285 shares of common stock were issued in connection with the December 1999 Private Placement of common stock. During the quarter ended March 31, 2000, SPECTRASCIENCE received $595,638 pursuant to stock option exercises for the purchase of 143,020 shares of common stock. Management plans to use these funds to commercialize the Virtual Biopsy(TM) System, to continue development of new applications for the Virtual Biopsy(TM) System, and for general corporate purposes, including working capital. See "Description of Securities--Warrants."

         Net cash used in operating activities was $501,533 for the quarter ended March 31, 2000, and $493,264 for the quarter ended March 31, 1999. The net cash used in operating activities resulted primarily from net losses. Net cash used in investing activities was $24,587 for the quarter ended March 31, 2000, and $12,408 for the quarter ended March 31, 1999. The net cash used in investing activities was attributable to the purchase of tools and equipment for research and development and manufacturing, and a reduction of our lease commitment on the space at 3650 Annapolis Lane. Net cash provided by financing activities was $641,138 for the quarter ended March 31, 2000, and $2,179,814 for the quarter ended March 31, 1999. The net cash provided by financing activities during the quarter ended March 31, 2000 was primarily due to stock option exercises. The net cash provided by financing activities during the same period in 1999 was primarily due to a private placement and the exercise of warrants.

         Net cash used in operating activities was approximately $2.14 million for the year ended December 31, 1999, and $2.34 million for the year ended December 31, 1998. The net cash used in operating activities resulted primarily from net losses. Net cash used in investing activities was $126,927 for the year ended December 31, 1999, and $19,183 for the year ended December 31, 1998. The net cash used in investing activities was primarily attributable to the purchase of tools and equipment for research and development and manufacturing, and capital assets associated with our move to a new facility. Net cash provided by financing activities was $6,326,320 for the year ended December 31, 1999, and $1,024,187 for the year ended December 31, 1998. The net cash provided by financing activities was primarily attributable to the two placements of our common stock during 1999, and the exercise of warrants.

         SPECTRASCIENCE expects to incur significant additional operating losses through at least 2000, as research and development activities continue, new clinical trials are started and marketing efforts to commercialize the Virtual Biopsy(TM) System are undertaken. The Company anticipates that it has sufficient cash and cash equivalents to fund its operations, including increased working capital expenditures, for at least the next 15 months.

         SPECTRASCIENCE's future liquidity and capital requirements will depend upon a number of factors, including the progress and expense of developing new applications for the Virtual Biopsy(TM) System, clinical trials, the potential requirements and related costs for product modifications, the timing and expense of various U.S. and foreign regulatory filings, the timing of receipt of various U.S. and foreign government approvals, the timing and extent to which SPECTRASCIENCE's products gain market acceptance, the timing and expense of product introduction, and the expense of developing marketing and distribution capabilities, if regulatory approvals are obtained.

YEAR 2000 ISSUE

         SPECTRASCIENCE completed the transition from calendar year 1999 to 2000 with no material difficulties. We will continue to evaluate Year 2000 related exposures at our vendors, suppliers and other third parties. We will also continue to monitor our systems, facilities and products to ensure no Year 2000 problems occur over the next few months. Our costs associated with Year 2000 compliance to date have been within budgeted amounts. We have not incurred any significant expenditures after December 31, 1999 in connection with Year 2000 compliance issues. Management believes there will not be a material adverse impact on SPECTRASCIENCE's financial condition or results of operation due to Year 2000 compliance issues.


                                    PROPERTY

         SPECTRASCIENCE leases its principal executive offices at 14405 21st Avenue North, Suite 111, Minneapolis, Minnesota. This facility consists of approximately 13,282 square feet of office, research and development, manufacturing, quality testing, and warehouse space. The lease provides for monthly rental payments of $7,759 for the first 12 months, $8,250 for the next 4 months, and $8,502 for the next 24 months. The current rent including a pro rata share of operating expenses and real estate taxes is approximately $11,943 per month. The lease expires at the end of January 2003. Management believes this facility provides the necessary space needed for anticipated manufacturing and ramp-up activities for the commercialization of the Virtual Biopsy(TM) System, and has no present plans to perform any improvements to the facility. Management believes that appropriate levels of standard property and casualty insurance coverage on its property are being maintained.


                           PRICE RANGE OF COMMON STOCK

         Our common stock, $ .25 par value, traded on the Nasdaq SmallCap Market during 1998 but was delisted at the close of business on March 17, 1999. Since March 18, 1999, our common stock has been trading on the Over-The-Counter Bulletin Board under the symbol "SPSI." The common stock traded on the National Association of Securities Dealers Automated Quotation System from November 13, 1984 under the symbol "GVMI." In September 1992, the stock symbol was changed from "GVMI" to "SPSC." The stock symbol was subsequently changed to "SPSI" in June 1994. On June 30, 2000, the last reported bid price of the common stock was $6.25. As of June 30, 2000, there were approximately 1,020 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices as reported by NASDAQ and OTC Bulletin Board. To the best of our knowledge, we believe that the information obtained from these sources is accurate.

                                   1999 Stock Prices (1)              1998 Stock Prices
                               -----------------------------   ------------------------------
         QUARTER ENDED           High Sales      Low Sales       High Sales       Low Sales
        --------------------   -----------------------------   ------------------------------
         March 31                  $6.500          $3.500          $8.000           $3.690
         June 30                   $5.500          $3.250          $7.625           $4.000
         September 30              $5.875          $3.063          $5.500           $2.875
         December 31               $8.500          $3.813          $8.000           $3.625
        -------------------------------------------------------------------------------------

        (1) The prices of the our common stock stock reflect inter-dealer prices and do not necessarily reflect the prices of actual transactions. The sales prices reflect prices without retail mark-up, mark-down or commission and may not represent actual transactions.


                                 DIVIDEND POLICY

         To date, the Company has not declared or paid cash dividends on the common stock. The current policy of the Board of Directors is to retain any earnings to fund development of its business. Consequently, no cash dividends are expected to be paid on the common stock in the foreseeable future.


                            DESCRIPTION OF SECURITIES

GENERAL

         SPECTRASCIENCE's authorized capital stock consists of 10,000,000 shares of common stock, $.25 par value per share and 20,000,000 shares of undesignated preferred stock, $1.00 par value per share. There were 6,760,821 shares of common stock issued and outstanding as of June 30, 2000, held by approximately 1,020 shareholders of record. There were 2,354,399 shares of common stock reserved for issuance of common stock upon the exercise of outstanding options and warrants. As of June 30, 2000, SPECTRASCIENCE had no issued and outstanding shares of preferred stock.

         The following is only a summary of the terms and provisions of our securities. For complete terms and provisions we refer you to SPECTRASCIENCE's Articles of Incorporation and Bylaws and applicable law.

COMMON STOCK

         Each common stock shareholder is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors. Shareholders of more than 50% of the outstanding common stock voting for the election of directors can elect all of the directors, if they so choose. Except for applicable preferences of any outstanding preferred stock, common stock shareholders are entitled, on an equal basis, to receive dividends declared by the Board of Directors out of funds legally available, and share in all assets available for distribution to common stock shareholders upon liquidation, dissolution or winding up of the affairs of SpectraScience. Common stock shareholders have no preemptive, subscription or conversion rights, and there are no applicable redemption or sinking fund provisions. The outstanding shares of common stock are, and the shares of common stock offered under this prospectus will be, fully paid and nonassessable.

PREFERRED STOCK

         SPECTRASCIENCE's Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Although there is no current intention to do so, the Board of Directors could issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock, and could have the effect of delaying, deferring or preventing a change in control of SPECTRASCIENCE.

WARRANTS

         All outstanding warrants of SPECTRASCIENCE provide for automatic adjustment of the number of shares issuable upon exercise, and the exercise price, upon the occurrence of events such as:

         *  stock dividends or stock splits     *  distributions of common stock
         *  reorganizations, reclassifications, *  the merger, consolidation
            or subdivisions and combinations       or sale of substantially all
            of the common stock                    SPECTRASCIENCE assets.

As of June 30, 2000 SPECTRASCIENCE had the following outstanding warrants:

         * warrants to purchase 87,668 shares of common stock at $6.00 per share, expiring August 28, 2000, as amended, issued to investors in our Series B Convertible Preferred Stock;

         * warrants to purchase 146,875 shares of common stock at $5.00 per share, expiring March 2001, issued to investors in our March 1999 Private Placement of common stock;

         * warrants to purchase 79,250 shares of common stock at $5.00 per share, expiring December 2000, issued to Miller, Johnson & Kuehn Inc., the placement agent for our Series B Preferred Stock Private Placement;

         * warrants to purchase 87,503 shares of common stock at $5.00 per share, expiring March 2002, issued to lenders who participated in a 1994 bridge loan transaction;

         * warrants to purchase 504,143 shares of common stock at $5.50 per share, expiring December 2001, issued to investors in our December 1999 Private Placement of common stock; and

         * warrants to purchase 85,715 shares of common stock at $5.50 per share, expiring June 2002, issued to the holder of a convertible demand note.

REGISTRATION RIGHTS

         Holders of the warrants have "piggyback" rights to include the shares underlying their warrants in any registration statement filed by us during the period ending five years from the closing of the offering. The holders of the warrants also have "demand" rights. The holders of the 87,668 warrants expiring August 28, 2000 may require, during the period ending five years from the closing of the offering, by action of not less than the holders of a majority of the warrants, up to one "demand" registration by SPECTRASCIENCE, of the shares underlying the warrants. The holders of the 146,875 warrants expiring in March 2001, the holders of the 504,143 warrants expiring in December 2001, and the holder of the 85,715 warrants expiring June 2002 may require, during the period ending two years from the closing of the offering, by action of not less than the holders of a majority of the warrants, up to one "demand" registration by SPECTRASCIENCE, of the shares underlying the warrants. In addition, any holder of the warrants has "demand" rights during the period ending five years from the closing of the offering to require one "demand" registration of the shares underlying such holder's warrants, solely at the expense of such holder. We also granted "piggyback" rights to those employees holding stock options that were granted outside of the 1991 Stock Plan. To our knowledge, no other holders of our securities have registration rights.

MINNESOTA BUSINESS CORPORATION ACT

         Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

         Section 302A.671 of the Minnesota Business Corporations Act applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership by the acquiring party of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and certain shareholders who become the beneficial holders of 10% or more of the Company's outstanding voting stock ("interested shareholders") unless a majority of the disinterested directors of the Company has approved, prior to the date on which the interested shareholders acquire a 10% interest, either the business combination transaction suggested by such shareholders or the acquisition of shares that increased such shareholders' beneficial ownership to 10% or more of the outstanding voting stock. If such prior approval is not obtained, the statute imposes a four-year prohibition from the interested shareholders' share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock, and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

         In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar with respect to the common stock is Norwest Bank Minnesota, N.A.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITITES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:

         * has not been indemnified therefor by another organization or employee benefit plan;
         *  acted in good faith;
         * received no improper personal benefit and Section 302A.255 with respect to director conflicts of interest, if applicable, has been satisfied;
         * in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and
         * reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations.

Article IX of the Company's Bylaws incorporates the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         Provisions regarding indemnification of officers and directors of the Company are contained in the Company's Articles of Incorporation, as amended (Exhibit 3.1 to this Registration Statement) and the Company's Bylaws, as amended (Exhibit 3.2 to this Registration Statement), each of which are incorporated herein by reference.


                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Chappell White LLP, Boston, Massachusetts.

                                     EXPERTS

         The financial statements of SpectraScience, Inc. appearing in its Annual Report (Form 10-KSB) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Registration Statement, including exhibits thereto, and such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of the Commission's regional offices located at 7 World Trade Center, New York, New York 10048; and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is "http://www.sec.gov."

         The Company has filed with the Commission a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to shares of common stock being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

--------------------------------------------------------------------------------

No dealer, salesperson or other person is authorized to give any information or to make any representation in connection with this Offering other than those contained in this Prospectus, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

                   --------------------

                     TABLE OF CONTENTS
                                                  Page
Prospectus Summary..............................    4
Summary Financial Data..........................    6
Risk Factors....................................    7
Use of Proceeds.................................   13
Capitalization..................................   13
Selling Security Holders........................   14
Plan of Distribution............................   15
Legal Proceedings...............................   15
Directors, Executive Officers and Key Employees.   16
Principal Shareholders..........................   21
Certain Transactions............................   22
Description of Business.........................   23
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.   37
Property........................................   40
Price Range of Common Stock.....................   40
Dividend Policy.................................   41
Description of Securities.......................   41
Legal Matters...................................   43
Experts.........................................   44
Additional Information..........................   44

                   --------------------



                                 139,250 Shares




                              SPECTRASCIENCE, INC.




                                  Common Stock




--------------------------------------------------------------------------------

                                   PROSPECTUS

--------------------------------------------------------------------------------









                                  July 7, 2000

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:

         * has not been indemnified therefor by another organization or employee benefit plan;
         *  acted in good faith;
         * received no improper personal benefit and Section 302A.255 with respect to director conflicts of interest, if applicable, has been satisfied;
         * in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and
         * reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations.

Article IX of the Company's Bylaws incorporates the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

         Provisions regarding indemnification of officers and directors of the Company are contained in the Company's Articles of Incorporation, as amended (Exhibit 3.1 to this Registration Statement) and the Company's Bylaws, as amended (Exhibit 3.2 to this Registration Statement), each of which are incorporated herein by reference.

         The Company maintains a directors and officers insurance policy.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following fees and expenses will be paid by the Company in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC, NASD and Nasdaq fees, are estimated.

            SEC registration fee .............................   $     240
            Legal fees and expenses ..........................       5,000
            Accounting fees and expenses .....................       2,500
            Blue Sky fees and expenses .......................           0
            Transfer Agent's and Registrar's fees ............         100
            Printing and engraving expenses ..................         500
            Miscellaneous ....................................         250
                                                                 ---------
                       Total .................................   $   8,590
                                                                 =========


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         Since January 1, 1997, the Company has issued and sold the following securities, which were not registered under the Securities Act of 1933, as amended:

         During 1994 and 1995, the Company granted warrants to the participants in the bridge financing agreements it had entered into to purchase 174, 998 shares of the Company's common stock at $3.00 per share. The Company received net proceeds of $525,000 when these warrants were exercised in March 1999. Upon exercising the warrants, the holders received additional warrants to purchase 87,503 shares of common stock at $5.00 per share. The shares of common stock issuable upon exercise of these warrants were registered in a Registration Statement on Form SB-2 that was declared effective May 12, 2000.

         On December 28, 1995, the Company completed a private placement with qualified investors of 792,500 shares of Series B Convertible Preferred Stock ("Preferred B"), par value $1.00, at $5.00 per share. Holders of Preferred B were issued warrants to purchase a total of 264,175 shares of common stock exercisable at $9.50 per share. The warrants originally expired in December 1998. In December 1998, the Company extended the exercise period to January 1999 and repriced the warrants to $6.00 per share. Contingent upon exercising, the holders would also receive additional warrants to purchase an equal number of shares of common stock at $6.00 per share. In January 1999, warrants to purchase 87,668 shares of common stock were exercised at $6.00 per share, resulting in net proceeds to the company of $485,407. The company paid $40,601 to Miller, Johnson & Kuehn, Incorporated, in connection with the exercise of the warrants. The 87,668 shares of common stock purchased in 1999 and the shares of common stock issuable upon exercise of the warrants issued in January 1999 to purchase 87,668 shares of common stock were registered in a Registration Statement on Form SB-2 that was declared effective May 12, 2000.

         On March 12, 1999, the Company completed a private placement with qualified investors of 293,750 shares of common stock, par value $.25, at $4.00 per share. Holders of this common stock were issued warrants to purchase 146,875 shares of common stock exercisable at $5.00 per share. Net proceeds to the Company were $1,175,000 after related costs of $17,500. The 293,750 shares of common stock and the 146,875 shares of common stock issuable upon the exercise of the warrants were registered in a Registration Statement on Form SB-2 that was declared effective May 12, 2000.

         During December 1999 and January 2000, the Company had multiple closings with qualified investors which placed 1,008,285 shares of common stock, par value $.25, at $3.50 per share. Holders of this common stock were issued warrants to purchase 504,143 shares of common stock exercisable at $5.50 per share. Net proceeds to the Company were $3,190,198. The company paid $334,300 to Miller, Johnson & Kuehn, Incorporated in connection with the placement of the shares. The 1,008,285 shares of common stock and the 504,143 shares of common stock issuable upon the exercise of the warrants were registered in a Registration Statement on Form SB-2 that was declared effective May 12, 2000.

         On December 30, 1999 the Company issued a convertible demand note for $600,005 with a related party, Reggeborgh Beheer BV. The note was converted into 171,430 shares of common stock on June 30, 2000 and a warrant to purchase 85,715 shares of common stock at an exercise price of $5.50 per share. The warrant expires June 30, 2002.

         The sale of securities above was made in reliance upon Section 4(2) and Regulation D of the Securities Act, which provide exemption for transactions not involving a public offering. The purchasers of securities described above represented that they acquired such securities for their own account and not with a view to any distribution thereof to the public. The Company made inquiries of purchasers of securities in these transactions and obtained representations from such purchasers to establish that such issuances qualified for an exemption from the registration requirements.

ITEM 27. EXHIBITS

Exhibit
Number   Description
------   ---------------------------
3.1 Articles of Incorporation, as amended. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 3.1, for the year ended December 31, 1996.)
3.2 Bylaws, as amended. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 3.2, for the year ended December 31, 1995.)
4.1      Specimen Form of the Common Stock Certificate (previously filed)
5.1      Opinion of Chappell White LLP (filed herewith)
10.1 1991 Stock Plan adopted by the Company's Board of Directors on July 11, 1991 and shareholders on January 30, 1992. (Incorporated by reference to the Company's Annual Report on Form 10-K, Exhibit 10.12, for the year ended December 31, 1991.)
10.2 Amendment to 1991 Stock Plan adopted by the Company's Board of Directors on July 11, 1991 and shareholders on January 30, 1992. (Incorporated by reference to the Company's Form 8-K Report filed with the Securities and Exchange Commission on or about February 3, 1992.)
10.3 Amendment to 1991 Stock Plan adopted by the Company's shareholders on June 28, 1995. (Incorporated by reference to the Company's Registration Statement on Form S-8, Commission File No. 033-63047, as filed on September 28, 1995.)
10.4 Amendment to 1991 Stock Plan adopted by the Company's Board of Directors on October 4, 1995. (Incorporated by reference to the Company's definitive Proxy Statement for its 1996 Annual Meeting of Shareholders.)
10.5 Amendment to 1991 Stock Plan adopted by the Company's shareholders on March 28, 1996. (Incorporated by reference to the Company's Registration Statement on Form S-8, Commission File No. 333-4393, as filed on May 23, 1996.)
10.6 Amendment to 1991 Stock Plan as it pertains to Section 5(k) of the Plan regarding Directors options, adopted by the Company's Board of Directors on October 9, 1996. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.10, for the year ended December 31, 1996.)
10.7 Amendment to 1991 Stock Plan as it pertains to Section 3 of the Plan, adopted by the Company's Board of Directors on March 9, 1998. (Incorporated by reference to the Company's Annual Report of Form 10-K for the year ended December 31, 1997.)
10.8 Self-Insurance Trust Agreement between the Company and Richfield Bank and Trust Co., as trustee dated March 5, 1987. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1986.)
10.9     Severance (Change in Control) Agreement between the Company and Chester
         E. Sievert, Jr. dated May 21, 1997. (Incorporated by reference to the Company's Annual Report of Form 10-K for the year ended December 31, 1997.)
10.10 Five-Year Lease Agreement between the Company and St. Paul Properties, Inc. dated October 10, 1996 (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.17, for the year ended December 31, 1996.)
10.11 Clinical Research Agreement between The General Hospital Corporation, doing business as Massachusetts General Hospital, and the Company dated June 1, 1995. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.15, for the year ended December 31, 1995.)
10.12 Manufacturing and Sales Agreement, dated June 23, 1997, between Portlyn Corporation and the Company. (Incorporated by reference to Exhibit
         10.28 to Amendment No. 1 to the Company's Registration Statement on Form SB-2, dated October 7, 1998, Commission File No. 333-59395.)
10.13 Lease Agreement between the Company and Urologix, Inc. dated September 23, 1999 (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.23, for the year ended December 31, 1999.)
10.14 Form of Warrant issued to the selling agents for our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, (Incorporated by reference to the Company's Form S-3 Registration Statement, Registration # 333-01149, as filed on February 22, 1996.)
10.15 Form of Warrant issued to investors who exercised their amended warrants in January 1999 (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
10.16 Form of Warrant issued to Qualified Lenders who exercised their warrants in March 1999 (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).

10.17 Form of Warrant issued to investors in the March 1999 private placement of the Company's common stock (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
10.18 Form of Warrant issued to investors in the December 1999 private placement of the Company's common stock (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
23.1 Consent of Independent Auditors, (Incorporated by reference to the company's Annual Report on Form 10-KSB, Exhibit 23.1, for the year ended December 31, 1999)
23.2     Consent of Chappell White LLP (included in Exhibit 5.1)
24.1     Powers of Attorney, filed herewith.
99.1 Settlement Agreement between Paul F. Gibson and SpectraScience, Inc. dated October 21, 1994 (filed herewith).
99.2 Findings of Fact, Conclusions of Law, and Order for Judgement in the case of Paul Gibson v SpectraScience, Inc. dated June 2, 2000 (filed herewith).


ITEM 28. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 7, 2000.

                                       SPECTRASCIENCE, INC.



                                       By:  /s/ Chester E. Sievert, Jr.
                                           ------------------------------
                                            Chester E. Sievert, Jr.
                                            Chairman and Chief Executive Officer



         Pursuant to the requirements of the Securities Act, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities indicated on July 6, 2000.

              SIGNATURE                                 TITLE
              ---------                                 -----


  /s/ Chester E. Sievert, Jr.               Chairman, Chief Executive Officer
-----------------------------------------   and Director (principal executive
Chester E. Sievert, Jr., Attorney-in-fact   officer and principal financial and
                                            accounting officer)


                      *                     Vice President Marketing and Sales
-----------------------------------------
Scott G. Anderson

                      *                     Director
-----------------------------------------
Henry M. Holterman


                      *                     Director
-----------------------------------------
Johan A.P.M. de Hond


*By  /s/ Chester E. Sievert, Jr.
   --------------------------------
    Chester E. Sievert, Jr.
    Attorney-in-fact

                              SpectraScience, Inc.

                          Audited Financial Statements


                  Years ended December 31, 1997, 1998 and 1999




                                    CONTENTS

Report of Independent  Auditors..............................................F-1

Audited Financial Statements

Balance Sheets...............................................................F-2
Statements of Operations.....................................................F-3
Statement of Changes in Stockholders' Equity.................................F-4
Statements of Cash Flows.....................................................F-5
Notes to Financial Statements................................................F-6


                                     Page F

                         Report of Independent Auditors


Board of Directors
SpectraScience, Inc.

We have audited the accompanying balance sheets of SpectraScience, Inc. as of December 31, 1998 and 1999, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpectraScience, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 11, 2000


                                    Page F-1

                              SpectraScience, Inc.

                                 Balance Sheets

                                                                  DECEMBER 31
                                                              1998             1999
                                                       --------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                             $    301,970     $  4,362,120
   Inventory                                                  185,625          143,660
   Interest receivable                                             --           13,314
   Note receivable from related party                          24,030               --
   Prepaid expenses                                            50,638           83,756
   Other current assets                                        10,585           31,508
                                                       --------------------------------
Total current assets                                          572,848        4,634,358

Fixed assets:
   Office furniture and equipment                             266,400          288,665
   Machinery and equipment                                    562,919          560,669
   Leasehold improvements                                          --           11,186
                                                       --------------------------------
                                                              829,319          860,520
   Less accumulated depreciation                             (581,788)        (566,774)
                                                       --------------------------------
Total assets                                             $    820,379     $  4,928,104
                                                       ================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                      $    236,769     $    150,094
   Note payable - trade creditors                              45,217           66,109
   Note payable to related party                                   --          600,005
   Accrued compensation and taxes                              99,263          162,457
   Accrued expenses                                            56,990           90,158
   Accrued clinical research fees                             162,400           47,399
                                                       --------------------------------
Total current liabilities                                     600,639        1,116,222

Long-term portion of lease commitment                              --           45,660

Stockholders' equity:
   Common stock, $.25 par value:
     Authorized shares--10,000,000
     Issued and outstanding shares--4,737,804 in 1998
       and 6,420,705 in 1999                                1,184,451        1,605,176
Additional paid-in capital                                 45,586,659       50,892,249
Accumulated deficit                                       (46,551,370)     (48,731,203)
                                                       ---------------------------------
Total stockholders' equity                                    219,740        3,766,222
                                                       ---------------------------------
Total liabilities and stockholders' equity               $    820,379     $  4,928,104
                                                       =================================

SEE ACCOMPANYING NOTES.


                                    Page F-2

                              SpectraScience, Inc.

                            Statements of Operations

                                                          YEAR ENDED DECEMBER 31
                                                   1997            1998             1999
                                             ------------------------------------------------
EXPENSES
Research and development                      $  1,095,281     $  1,719,171     $  1,356,986
Selling, general and administrative                679,809          746,953          794,221
                                             ------------------------------------------------
Net loss from operations                        (1,775,090)      (2,466,124)      (2,151,207)

OTHER (INCOME) EXPENSE
Interest and other (income) expense               (131,299)         (51,982)          28,626
                                             ------------------------------------------------

Net loss                                      $ (1,643,791)    $ (2,414,142)    $ (2,179,833)
                                             ================================================

Net loss per share                            $       (.37)    $       (.52)    $       (.41)

Weighted average common shares outstanding       4,467,233        4,663,559        5,288,974


SEE ACCOMPANYING NOTES.


                                    Page F-3

                              SpectraScience, Inc.

                  Statement of Changes in Stockholders' Equity

                                                                    SERIES A CONVERTIBLE       SERIES B CONVERTIBLE
                                             COMMON STOCK             PREFERRED STOCK            PREFERRED STOCK
                                     --------------------------------------------------------------------------------
                                         SHARES       AMOUNT        SHARES       AMOUNT         SHARES      AMOUNT
                                     --------------------------------------------------------------------------------

Balance December 31, 1996              3,621,212   $  905,303       66,667      $ 66,667       792,500   $   792,500
   Conversion of Series A preferred
     stock into common shares             66,667       16,667      (66,667)      (66,667)           --            --
   Conversion of Series B preferred
     stock into common shares            792,500      198,125           --            --      (792,500)     (792,500)
   Exercise of Series A preferred
     stock detachable warrants into
     common stock                         16,111        4,028           --            --            --            --
   Exercise of stock options              10,069        2,517           --            --            --            --
   Net loss                                   --           --           --            --            --            --
                                     --------------------------------------------------------------------------------
Balance December 31, 1997              4,506,559    1,126,640           --            --            --            --
   Exercise of Series A preferred
     stock detachable warrants into
     common stock                        148,445       37,111           --            --            --            --
   Exercise of stock options              82,800       20,700           --            --            --            --
   Net loss                                   --           --           --            --            --            --
                                     --------------------------------------------------------------------------------
Balance December 31, 1998              4,737,804    1,184,451           --            --            --            --
   Exercise of warrants into common
     stock                               174,998       43,749           --            --            --            --
   Exercise of Series B preferred
     stock detachable warrants into
     common stock                         87,668       21,917           --            --            --            --
   Exercise of stock options             131,200       32,800           --            --            --            --
   Private placement of common stock   1,289,035      322,259           --            --            --            --
   Net loss                                   --           --           --            --            --            --
                                     --------------------------------------------------------------------------------

Balance December 31, 1999              6,420,705   $1,605,176           --      $     --            --   $        --
                                     ================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                       ADDITIONAL
                                         PAID-IN      ACCUMULATED
                                         CAPITAL        DEFICIT         TOTAL
                                     -------------------------------------------
Balance December 31, 1996             $  43,886,939   $(42,493,437)  $ 3,157,972
   Conversion of Series A preferred
     stock into common shares                50,000             --            --
   Conversion of Series B preferred
     stock into common shares               594,375             --            --
   Exercise of Series A preferred
     stock detachable warrants into
     common stock                            56,527             --        60,555
   Exercise of stock options                 32,442             --        34,959
   Net loss                                      --     (1,643,791)   (1,643,791)
                                     -------------------------------------------
Balance December 31, 1997                44,620,283    (44,137,228)    1,609,695
   Exercise of Series A preferred
     stock detachable warrants into
     common stock                           705,114             --       742,225
   Exercise of stock options                261,262             --       281,962
   Net loss                                      --     (2,414,142)   (2,414,142)
                                     -------------------------------------------
Balance December 31, 1998                45,586,659    (46,551,370)      219,740
   Exercise of warrants into common
     stock                                  481,251             --       525,000
   Exercise of Series B preferred
     stock detachable warrants into
     common stock                           463,490             --       485,407
   Exercise of stock options                375,910             --       408,710
   Private placement of common stock      3,984,939             --     4,307,198
   Net loss                                      --     (2,179,833)   (2,179,833)
                                     -------------------------------------------

Balance December 31, 1999               $50,892,249   $(48,731,203)  $ 3,766,222
                                     ===========================================

SEE ACCOMPANYING NOTES


                                    Page F-4

                              SpectraScience, Inc.

                            Statements of Cash Flows

                                                                               YEAR ENDED DECEMBER 31
                                                                        1997             1998             1999
                                                                 -------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                           $ (1,643,791)    $ (2,414,142)    $ (2,179,833)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                        64,666          141,083           79,566
     Loss on disposal of fixed assets                                        --               --            1,146
     Changes in operating assets and liabilities:
       Interest receivable                                                   --               --          (13,314)
       Inventory                                                         11,677         (219,536)          41,965
       Note receivable from related party                                    --          (24,030)          24,030
       Prepaid expenses                                                  10,470            7,297          (33,118)
       Other current assets                                              (5,153)          29,899          (20,923)
       Accounts payable and accrued expenses                             69,800          138,222          (38,762)
                                                                 -------------------------------------------------
Net cash used in operating activities                                (1,492,331)      (2,341,207)      (2,139,243)

INVESTING ACTIVITIES
Purchases of fixed assets                                               (12,192)         (19,183)        (126,927)
                                                                 -------------------------------------------------
Net cash used in investing activities                                   (12,192)         (19,183)        (126,927)

FINANCING ACTIVITIES
Note payable to related party                                                --               --          600,005
Proceeds from issuance of common stock                                   95,514        1,024,187        5,726,315
                                                                 -------------------------------------------------
Net cash provided by financing activities                                95,514        1,024,187        6,326,320
                                                                 -------------------------------------------------

Net decrease in cash and cash equivalents                            (1,409,009)      (1,336,203)       4,060,150
Cash and cash equivalents at beginning of year                        3,047,182        1,638,173          301,970
                                                                 -------------------------------------------------
Cash and cash equivalents at end of year                           $  1,638,173     $    301,970     $  4,362,120
                                                                 =================================================

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
Series A preferred stock converted into common stock               $     66,667     $         --     $         --
Series B preferred stock converted into common stock                    792,500               --               --
Transfer of inventory to equipment                                           --          214,385               --

SEE ACCOMPANYING NOTES.


                                    Page F-5

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


1. BUSINESS

The Company was incorporated on May 4, 1983 as GV Medical, Inc. and was engaged in the development of laser angioplasty catheter systems. Subsequently, the Company changed its name to SpectraScience, Inc. on October 16, 1992, which was approved by the shareholders on May 13, 1993. The Company is now focused on the development and manufacturing of innovative, minimally-invasive spectroscopic systems to facilitate real-time differentiation and diagnosis of cancerous and diseased tissue by utilizing advanced spectroscopy, fiber optics, computer hardware and software.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

FIXED ASSETS

Fixed assets are stated at cost. The Company depreciates the cost of the property over its estimated useful life of five years using the straight-line method. Leasehold improvements are depreciated over the related lease term or estimated useful life, whichever is shorter.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. The majority of the inventories consists of purchased components.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


                                    Page F-6

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases.

NET LOSS PER SHARE

Basic earnings per share is based on weighted average shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share for the Company is the same as basic earnings per share because the effect of options and warrants is anti-dilutive.

3. INVENTORY

Inventory consists of the following:

                                                         DECEMBER 31
                                                     1998           1999
                                                 --------------------------

   Raw materials                                   $176,625       $143,660
   Finished goods                                     9,000             --
                                                 --------------------------
                                                   $185,625       $143,660
                                                 ==========================


4. CAPITAL STOCK AND WARRANTS

During 1994 and 1995, the Company granted warrants to the participants in the bridge financing agreements it had entered into to purchase 174,998 shares of the Company's common stock at $3.00 per share. The warrants were exercised in March 1999 at $3.00 per share, resulting in net proceeds to the Company of $525,000. Upon exercising the warrants, the holders received additional warrants to purchase 87,503 shares of common stock at $5.00 per share. These warrants expire in March 2002.

From March 1995 to June 1995, the Company sold 500,000 shares of Series A convertible preferred stock at $3.00 per share in a private placement for $1,500,000 less related costs of $60,000. Upon completion of the sale of the Series A convertible preferred stock, bridge loans of $525,000 were converted into 174,998 shares of Series A convertible preferred stock at a price of $3.00 per share. In addition, the Company issued warrants to the investors to purchase 225,000 shares of the Company's common stock at $5.00 per share. In March 1996, the nondividend yielding shares of Series A convertible preferred stock were converted into an equivalent number of shares of common stock. All warrants related to the Series A convertible preferred stock were exercisable for three years from the date of grant. During 1996 through 1998, 184,556 warrants were exercised at $5.00 per share. The remaining 40,444 warrants expired in 1998.

During 1995, the Company issued warrants to the placement agent to purchase 20,000 shares of the Company's common stock at $3.00 per share. In 1997, 10,000 warrants were exercised at $3.00 per share. The remaining warrants are outstanding and expire five years from the date of the grant. In 1995, the


                                    Page F-7

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


4. CAPITAL STOCK AND WARRANTS (CONTINUED)

Company also issued additional warrants to the placement agent to purchase 6,667 shares of the Company's common stock at $5.00 per share. In 1997, 3,333 warrants were exercised at $5.00 per share. The remaining warrants expired in 1998.

In December 1995, the Company sold 792,500 shares of Series B convertible preferred stock at $5.00 per share in a private placement for $3,962,500 less related costs of $435,875. Holders of shares of the Series B convertible preferred stock also received warrants to purchase 264,175 shares of the Company's common stock at $9.50 per share. The warrants originally expired in December 1998. In December 1998, the Company extended the exercise period to January 1999 and repriced the warrants to $6.00 per share. Contingent upon exercising, the holders would also receive additional warrants to purchase an equal number of shares of common stock at $6.00 per share. In January 1999, warrants to purchase 87,668 shares of common stock were exercised at $6.00 per share, resulting in net proceeds to the Company of $485,407. The remaining 176,507 warrants expired in January 1999. An additional 87,668 warrants at $6.00 per share were issued to the holders that exercised. These additional warrants originally expired in December 1999, but the Company extended the exercise period to June 2000.

In December 1995, the Company also issued warrants to the placement agent to purchase 79,250 shares of the Company's common stock at $5.00 per share. The warrants remain outstanding and are exercisable for five years from the date of grant. The Company issued additional warrants to the placement agent to purchase 26,418 shares of the Company's common stock at $9.50 per share, conditional upon the exercise of the previous warrants issued to the placement agent. The conditional warrants were not exercised and expired in 1998.

In January 1997, the Company converted all of its outstanding Series A and Series B preferred stock into an equivalent number of shares of issued and outstanding common stock.

During February through December 1999, options were exercised to purchase 131,200 shares of common stock at prices ranging from $3.00 to $4.7625 per share. This resulted in net proceeds to the Company of $408,710.

In March 1999, the Company sold 293,750 shares of common stock in a private placement for $1,175,000 less related costs of $17,500. Holders of the common stock also received warrants to purchase 146,875 shares of common stock for $5.00 per share. All warrants remain outstanding and expire in March 2001.

In December 1999, the Company sold 995,285 shares of common stock for $3,483,498 less related costs of $338,800. Holders of the common stock also received warrants to purchase 497,643 shares of common stock for $5.50 per share. All warrants remain outstanding and expire in December 2001.

In January 2000, the Company also sold 13,000 shares of common stock for $45,500. Holders of the common stock also received warrants to purchase 6,500 shares of common stock for $5.50 per share. All warrants remain outstanding and expire in January 2002.

Also in January 2000, options were exercised to purchase 5,333 shares of common stock at $4.7625 per share. This resulted in net proceeds to the Company of $25,398.


                                    Page F-8

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


5. STOCK OPTIONS

The Company has one stock option plan, the 1991 Stock Plan, under which selected employees and non-employees may be granted incentive and non-qualified options to purchase common stock of the Company. The options granted are exercisable over a period of no longer than ten years and are granted at the higher of the fair market value of the Company's common stock or a ten-day rolling average of the fair market value of the common stock as of the date of grant.

The following table summarizes the stock option activity for the plan:

                                                   STOCK OPTIONS     WEIGHTED AVERAGE
                             SHARES AVAILABLE    OUTSTANDING UNDER       EXERCISE
                                 FOR GRANT           THE PLAN         PRICE PER SHARE
                             --------------------------------------------------------
Balance December 31, 1996         450,421             825,579              $3.95
  Options granted                (461,065)            461,065               4.07
  Options exercised                    --             (10,069)              3.47
  Options canceled                249,931            (249,931)              3.13
                             -------------------------------------
Balance December 31, 1997         239,287           1,026,644               4.19
  Amendment to Plan               140,000                  --                 --
  Options granted                (508,167)            508,167               4.53
  Options exercised                    --             (82,800)              3.41
  Options canceled                499,580            (499,580)              3.94
                             -------------------------------------
Balance December 31, 1998         370,700             952,431               4.54
  Options granted                (251,000)            251,000               4.26
  Options exercised                    --            (131,200)              3.12
  Options canceled                 29,300             (29,300)              3.00
                             -------------------------------------
Balance December 31, 1999         149,000           1,042,931              $4.68
                             =====================================

The weighted average fair value of options granted in 1997, 1998 and 1999 was $2.84, $3.79 and $2.62, respectively. The exercise price of options outstanding at December 31, 1999 ranged from $3.00 to $11.25 per share, as summarized in the following table:

                                  SHARES OUTSTANDING                       SHARES EXERCISABLE
                   -----------------------------------------------   ------------------------------
                                      WEIGHTED
                       SHARES          AVERAGE        WEIGHTED                        WEIGHTED
                   OUTSTANDING AT     REMAINING        AVERAGE        NUMBER OF       AVERAGE
   RANGE OF          DECEMBER 31,    CONTRACTUAL    EXERCISE PRICE      SHARES     EXERCISE PRICE
EXERCISE PRICE          1999            LIFE          PER SHARE      EXERCISABLE     PER SHARE
---------------------------------------------------------------------------------------------------
$3.00 to $ 5.00        802,686        8.8 years        $ 4.15          511,851         $ 4.15
 5.01 to   8.00        212,745        8.0 years          5.99          211,078           6.00
 8.01 to  11.25         27,500        3.0 years         10.35           27,500          10.35
                    -----------                                     -----------
Total                1,042,931                                         750,429
                    ===========                                     ===========

The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No.


                                    Page F-9

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


5. STOCK OPTIONS (CONTINUED)

123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1998 and 1999, respectively: risk-free interest rates ranging from 5.38% to 6.30%; volatility factors of the expected market price of the Company's common stock ranging from .774 to .851 and a weighted average expected life of the option of five to seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which vest by one-third each year from the date of the grant and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                      1997            1998            1999
                                 ---------------------------------------------

  Pro forma net loss              $(2,258,579)    $(3,079,739)    $(2,964,845)
  Pro forma net loss per share       $(.51)          $(.66)          $(.56)

These pro forma amounts may not be indicative of future years' amounts since the Statement provides for a phase-in of option values beginning with those granted in 1995.

6. COMMITMENTS

The Company moved to a new location in Minneapolis in October 1999 and entered into a new building lease agreement that has a term extending through January 2003. This lease requires annual base rents of $94,581, $101,772, $102,024 and $8,502, plus a sharing of certain expenses, for the years 2000, 2001, 2002 and 2003, respectively.

The Company was unable to terminate the existing lease agreement for the previous facility and is under obligation for this facility through October 2001. Since the previous facility has no future benefit to the Company and there is no actual or probable sublease income to offset the rent expense, the Company has recognized an expense of $95,886 in the current year related to payments for the remaining term of the lease. The portion payable in 2001 is recorded as long-term lease commitment. The Company also expensed all leasehold improvements related to this facility in the current year.

Various other equipment operating leases have been entered into and expire during future years.


                                    Page F-10

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


6. COMMITMENTS (CONTINUED)

Future lease commitments are as follows:

  2000                                                         $104,164
  2001                                                          110,537
  2002                                                          104,000
  2003                                                            8,502
                                                             ------------
  Total                                                        $327,203
                                                             ============

The Company incurred total lease and rental expenses of $67,000, $74,000 and $106,600 for the years ended December 31, 1997, 1998 and 1999, respectively.

The Company has a license agreement with Massachusetts Institute of Technology
(MIT) for the use of certain patents. Under terms of the agreement, the Company has agreed to pay $50,000 a year through October 2003 and $30,000 a year thereafter until the expiration of the patent rights. The agreement can be terminated by MIT if the monthly payments are not made within 30 days. Under the terms of this agreement, the Company paid $50,000 annually in 1997 through 1999.

7. ACCRUED CLINICAL RESEARCH FEES

The Company is conducting ongoing multi-center clinical studies using the Virtual Biopsy(TM) System (VBS) in an attempt to show that the VBS is a minimally-invasive diagnostic tool used to detect and differentiate among normal, pre-cancerous and cancerous tissues without physically removing tissue from the body. During 1995 through 1998, the Company entered into various clinical testing agreements with domestic hospitals to conduct research using the VBS. Under the terms of these agreements, the Company had a maximum commitment of $374,000 for clinical research testing related project costs as of December 31, 1999. Some of these costs have already been paid by the Company and will continue to be paid. As of December 31, 1998 and 1999, the Company had accrued for $162,400 and $47,399 of these clinical research fees, respectively.

8. INCOME TAXES

The tax effect of the Company's deferred tax assets is as follows:

                                                      DECEMBER 31
                                                1998               1999
                                          ---------------------------------

   Net operating loss carryforward          $ 16,761,000      $ 17,567,000
   Accrued liabilities                           106,000           108,000
   Inventory reserve                                  --             3,000
   Tax credits                                   872,000           903,000
                                          ---------------------------------
                                              17,739,000        18,581,000
   Valuation allowance                       (17,739,000)      (18,581,000)
                                          ---------------------------------
                                            $         --      $         --
                                          =================================

At December 31, 1999, the Company had net operating loss carryforwards of approximately $48,798,000 that expire at various times through the year 2019. In addition, the Company has research and


                                    Page F-11

                              SpectraScience, Inc.
                          Notes to Financial Statements
                                December 31, 1999


8. INCOME TAXES (CONTINUED)

development tax credits that expire at various times through 2014. As a result of previous stock transactions, the Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in equity ownership of the Company.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing and savings plan covering substantially all employees. The plan allows employees to defer up to 15% of their annual earnings. The Company will match 50% of the first 6% of the employee contributions. The contributions by the Company totaled approximately $17,000, $21,000 and $14,300 for 1997, 1998 and 1999, respectively.

10. NOTE PAYABLE TO RELATED PARTY

The Company issued a convertible demand note for $600,005 on December 30, 1999 with a related party. A member of the board of directors of the Company is also a member of the board of directors of the payee. The note bears an annual interest rate of 6%, which is payable upon maturity, demand or conversion. The note is payable upon the demand of the payee at any time after March 31, 2000 and matures on June 30, 2000. The note may be converted at the option of the holder at any time or will automatically be converted upon the approval of the Company's common stock for listing on the NASDAQ. The note will be converted into 171,430 shares of the Company's common stock with warrants to purchase 85,715 shares of common stock at $5.50 per share. These warrants are exercisable at any time and expire two years from the date of conversion.

11. LITIGATION

In September 1998, the Company was served with a lawsuit from a former consultant of the Company. The lawsuit claims that the plaintiff was entitled to receive options for 50,000 shares of the Company's common stock at an exercise price of $2.50 per share, for the successful completion of a proposed private placement financing. The Company has contended that the proposed financing did not occur. The Company is unable at this time to evaluate the likelihood of an unfavorable outcome or to estimate any amount of liability associated with the proceedings.

12. SUBSEQUENT EVENTS

In January through March 17, 2000, option holders exercised their options to purchase 23,333 shares of common stock at prices ranging from $4.00 to $7.05 per share. This resulted in net proceeds to the Company of $132,838.


                                    Page F-12

                                  EXHIBIT INDEX

Exhibit
Number   Description
------   ----------------------
3.3 Articles of Incorporation, as amended. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 3.1, for the year ended December 31, 1996.)
3.4 Bylaws, as amended. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 3.2, for the year ended December 31, 1995.)
4.1      Specimen Form of the Common Stock Certificate (previously filed)
5.1      Opinion of Chappell White LLP (filed herewith)
10.1 1991 Stock Plan adopted by the Company's Board of Directors on July 11, 1991 and shareholders on January 30, 1992. (Incorporated by reference to the Company's Annual Report on Form 10-K, Exhibit 10.12, for the year ended December 31, 1991.)
10.2 Amendment to 1991 Stock Plan adopted by the Company's Board of Directors on July 11, 1991 and shareholders on January 30, 1992. (Incorporated by reference to the Company's Form 8-K Report filed with the Securities and Exchange Commission on or about February 3, 1992.)
10.3 Amendment to 1991 Stock Plan adopted by the Company's shareholders on June 28, 1995. (Incorporated by reference to the Company's Registration Statement on Form S-8, Commission File No. 033-63047, as filed on September 28, 1995.)
10.4 Amendment to 1991 Stock Plan adopted by the Company's Board of Directors on October 4, 1995. (Incorporated by reference to the Company's definitive Proxy Statement for its 1996 Annual Meeting of Shareholders.)
10.5 Amendment to 1991 Stock Plan adopted by the Company's shareholders on March 28, 1996. (Incorporated by reference to the Company's Registration Statement on Form S-8, Commission File No. 333-4393, as filed on May 23, 1996.)
10.6 Amendment to 1991 Stock Plan as it pertains to Section 5(k) of the Plan regarding Directors options, adopted by the Company's Board of Directors on October 9, 1996. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.10, for the year ended December 31, 1996.)
10.7 Amendment to 1991 Stock Plan as it pertains to Section 3 of the Plan, adopted by the Company's Board of Directors on March 9, 1998. (Incorporated by reference to the Company's Annual Report of Form 10-K for the year ended December 31, 1997.)
10.8 Self-Insurance Trust Agreement between the Company and Richfield Bank and Trust Co., as trustee dated March 5, 1987. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1986.)
10.9     Severance (Change in Control) Agreement between the Company and Chester
         E. Sievert, Jr. dated May 21, 1997. (Incorporated by reference to the Company's Annual Report of Form 10-K for the year ended December 31, 1997.)
10.10 Five-Year Lease Agreement between the Company and St. Paul Properties, Inc. dated October 10, 1996 (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.17, for the year ended December 31, 1996.)
10.11 Clinical Research Agreement between The General Hospital Corporation, doing business as Massachusetts General Hospital, and the Company dated June 1, 1995. (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.15, for the year ended December 31, 1995.)
10.12    Manufacturing and Sales Agreement, dated June 23, 1997, between
         Portlyn Corporation and the Company. (Incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Company's Registration Statement on Form SB-2, dated October 7, 1998, Commission File No. 333-59395.)
10.13 Lease Agreement between the Company and Urologix, Inc. dated September 23, 1999 (Incorporated by reference to the Company's Annual Report on Form 10-KSB, Exhibit 10.23, for the year ended December 31, 1999.)
10.14 Form of Warrant issued to the selling agents for our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, (Incorporated by reference to the Company's Form S-3 Registration Statement, Registration # 333-01149, as filed on February 22, 1996.)
10.15 Form of Warrant issued to investors who exercised their amended warrants in January 1999 (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).

10.16 Form of Warrant issued to Qualified Lenders who exercised their warrants in March 1999 (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
10.17 Form of Warrant issued to investors in the March 1999 private placement of the Company's common stock (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
10.18 Form of Warrant issued to investors in the December 1999 private placement of the Company's common stock (Incorporated by reference to the Company's Registration Statement on Form SB-2, Registration # 333-84213, as filed on April 14, 2000).
10.19 Settlement Agreement between Paul F. Gibson and SpectraScience, Inc. dated October 21, 1994 (filed herewith).
10.20 Findings of Fact, Conclusions of Law, and Order for Judgement in the case of Paul Gibson v SpectraScience, Inc. dated June 2, 2000 (filed herewith).
23.1 Consent of Independent Auditors, (Incorporated by reference to the company's Annual Report on Form 10-KSB, Exhibit 23.1, for the year ended December 31, 1999)
5.1      Consent of Chappell White LLP (included in Exhibit 5.1)
24.1     Powers of Attorney, filed herewith.